Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

Picasso Parent Company, Inc.,

Picasso Merger Sub, Inc.

and

BWAY Holding Company

Dated as of March 28, 2010

i

3.18.	Opinion of Financial Advisors; Brokers.	23
3.19.	Insurance	24

	ARTICLE IV

	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

4.1.	Organization, Standing and Power	24
4.2.	Corporate Authority and Approval	24
4.3.	No Conflict; Required Filings and Consents.	25
4.4.	Litigation	25
4.5.	Financing.	25
4.6.	Capitalization of Merger Sub	26
4.7.	Solvency	27
4.8.	Limited Guaranty	27
4.9.	Absence of Certain Agreements	27
4.10.	Brokers	27

	ARTICLE V

	COVENANTS

5.1.	Interim Operations.	28
5.2.	Acquisition Proposals.	32
5.3.	Proxy Statement.	36
5.4.	Stockholders Meeting.	37
5.5.	Reasonable Best Efforts; Filings; Other Actions.	38
5.6.	Access and Reports.	39
5.7.	Publicity.	40
5.8.	Employee Benefits.	41
5.9.	Expenses	42
5.10.	Indemnification; Directors’ and Officers’ Insurance.	42
5.11.	Rule 16b-3	43
5.12.	Financing.	44
5.13.	Financing Cooperation	46
5.14.	Transaction Litigation	49
5.15.	Resignation of Directors	49
5.16.	State Takeover Statutes	49
5.17.	Actions with Respect to 2014 Notes.	50
5.18.	Modifications to Confidentiality Agreement; Other Matters	51
5.19.	Leverage Ratio Certificate	51

	ARTICLE VI

	CONDITIONS

6.1.	Conditions to Each Party’s Obligation to Effect the Merger	52

6.2.	Conditions to Obligations of Parent and Merger Sub	52
6.3.	Conditions to Obligation of the Company	54
6.4.	Frustration of Closing Conditions	54

	ARTICLE VII

	TERMINATION

7.1.	Termination by Mutual Consent	54
7.2.	Termination by Either Parent or the Company	54
7.3.	Termination by the Company	55
7.4.	Termination by Parent	56
7.5.	Manner and Effect of Termination and Abandonment.	57
7.6.	Limitation on Liabilities.	60

	ARTICLE VIII

	GENERAL PROVISIONS

8.1.	Survival	62
8.2.	Modification or Amendment	62
8.3.	Waiver; Extension	62
8.4.	Counterparts	62
8.5.	GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL.	62
8.6.	Notices	63
8.7.	Specific Performance.	65
8.8.	Entire Agreement	66
8.9.	No Third Party Beneficiaries	67
8.10.	Obligations of Parent and of the Company	67
8.11.	Transfer Taxes	68
8.12.	Definitions; Construction.	68
8.13.	Severability	76
8.14.	Assignment	76
8.15.	Headings	76
8.16.	Delivery by Facsimile or Electronic Transmission	76

Exhibit A	Form of Voting Agreement
Exhibit B	Form of Limited Guaranty
Exhibit C	Charter
Exhibit D	Bylaws

INDEX DEFINED TERMS

Terms	Page
10-K	51
10-Q	51
1995 Plan	7
2014 Note Transactions	50
Acceptable Confidentiality Agreement	32
Acquisition or Divestiture Agreement	21
Acquisition Proposal	68
Action	68
Affected Employees	41
Affiliate	68
Agreement	1
Alternate Debt Financing	45
Alternative Acquisition Agreement	32
Applicable Date	12
Bankruptcy and Equity Exception	11
Bylaws	3
Capitalization Representations	68
Certificate	3
Certificate of Merger	2
Change of Recommendation	33
Charter	2
Chosen Courts	62
Closing	2
Closing Date	2
Code	6
Common Stock	3
Company	1
Company Board	1
Company Disclosure Schedule	8
Company Fee Property	20
Company Financial Statements	13
Company Group	68
Company Intellectual Property	20
Company Leased Property	20
Company Leases	20
Company Material Adverse Effect	69
Company Option	7
Company Real Property	20
Company Recommendation	11
Company Reports	12
Confidentiality Agreement	66
Consent Solicitation	50

Consolidated Debt for Borrowed Money	69
Consolidated EBITDA	70
Contract	68
Credit Agreement	70
D&O Insurance	42
Debt Commitment Letter	26
Debt Financing	26
Debt Payoff	47
Debt Tender Offer	50
DGCL	1
Dissenting Shares	3
Effective Time	2
Environmental Law	71
Equity Financing	26
Equity Financing Letter	26
Equity Interest	71
ERISA	15
ERISA Group	14
Excessive Leverage Certificate	57
Exchange Act	12
Exchange Fund	4
Excluded Shares	3
Exempted Person	71
Expense Reimbursement	58
FCPA	16
Fee Letter	26
Financing	26
Financing Letters	26
Fund Manager	71
GAAP	13
Goldman Sachs	23
Governmental Entity	12
Hazardous Substance	71
HSR Act	12
Indemnified Parties	42
Indenture	71
Intellectual Property	71
ISRA	12
Knowledge	71
Latest Balance Sheet	71
Law	71
Leverage Ratio Certificate	51
Leverage Termination Fee	59
Lien	72
Limited Guaranty	1
Marketing Period	72

v

Material Contracts	21
Maximum Leverage Ratio	53
Merger	1
Merger Communication	73
Merger Sub	1
Multiemployer Plan	15
New Debt Commitment Letter	45
Non-Flex Discount	70
No-Shop Period Start Date	32
Notes	68
NYSE	12
Omnibus Plan	7
Option Plans	7
Order	73
Parent	1
Parent Disclosure Schedule	24
Parent Fee	59
Parent Group	60
Parent Material Adverse Effect	73
Paying Agent	4
PBGC	15
Per Share Merger Consideration	3
Permits	16
Permitted Liens	73
Person	73
Plans	14
Preferred Stock	9
Proxy Statement	36
Record Date	37
Record Holder	74
Registered Intellectual Property	19
Regulatory Law	74
Representatives	32
Requisite Company Vote	11
Requisite Parent Vote	25
SEC	8
Securities Act	74
Share	3
Shares	3
Solvent	74
Stock Incentive Plan	7
Stockholder Approval	52
Stockholders Meeting	37
Subsidiary	74
Superior Proposal	74
Surviving Corporation	2

Takeover Statutes	23
Tax	75
Tax Return	75
Taxes	75
Termination Date	54
Termination Fee	75
Transaction Committee of the Board of Directors	1
Transaction Litigation	40
Voting Agreement	1
WARN Act	23

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of March 28, 2010 (this “Agreement”), by and among Picasso Parent Company, Inc., a Delaware corporation (“Parent”), Picasso Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and BWAY Holding Company, a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of a committee of the Company Board consisting only of independent directors of the Company (the “Transaction Committee of the Board of Directors”), and the respective boards of directors of Parent and Merger Sub have each unanimously approved the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of the Delaware General Corporation Law, as amended (the “DGCL”), and have approved and declared advisable this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of Parent and Merger Sub to enter into this Agreement, Kelso Investment Associates VI, L.P. and KEP VI, LLC are entering into a voting agreement with Parent and Merger Sub in the form attached hereto as Exhibit A (the “Voting Agreement”), pursuant to which, among other things, and subject to the terms and conditions contained therein, each of them has agreed to vote the Shares owned by them for approval of the transactions contemplated hereby;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, the Guarantors (as defined in the Limited Guaranty) are entering into a limited guaranty in favor of the Company in the form attached hereto as Exhibit B (the “Limited Guaranty”), pursuant to which, subject to the terms and conditions contained therein, the Guarantors are guaranteeing certain obligations of Parent and Merger Sub in connection with this Agreement; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger;

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, in accordance with the provisions of the DGCL, and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger

(sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in Article II.

1.2. Closing. The closing of the Merger (the “Closing”) will take place: (a) at 9:00 a.m., New York City time, on the second Business Day after satisfaction or waiver of all of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), at the offices of Debevoise & Plimpton LLP, 919 Third Avenue, New York, New York 10022; provided that, if the Marketing Period has not ended at the time of the satisfaction or waiver of all of the conditions set forth in Article VI (excluding the conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), the Closing shall not occur until the earlier to occur of (i) a date during the Marketing Period specified by Parent on three (3) Business Days written notice to the Company and (ii) the first (1st) Business Day immediately following the final day of the Marketing Period (subject in each case to the satisfaction or waiver of all of the conditions set forth in Article VI for the Closing as of the date determined pursuant to this proviso), or (b) at such other date, time, and/or place as agreed to in writing by the parties hereto. The date upon which the Closing actually occurs is referred to herein as the “Closing Date”. For the avoidance of doubt, a condition set forth in Article VI may only be waived in writing by the party or parties entitled to such condition under this Agreement.

1.3. Effective Time. Subject to the terms and conditions hereof, on the Closing Date, the Company and Parent will cause a certificate of merger (the “Certificate of Merger”) to be duly executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL and shall take all such reasonable further actions as may be required by Law to make the Merger effective. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the office of the Secretary of State of the State of Delaware or at such later date and time as Parent and the Company shall agree and specify in the Certificate of Merger (the “Effective Time”).

ARTICLE II

EFFECTS OF THE MERGER

2.1. Effects of the Merger. The Merger shall have the effects specified in the DGCL and this Agreement.

2.2. The Certificate of Incorporation. From and after the Effective Time, the certificate of incorporation of the Company, as in effect immediately prior to the Merger, shall be amended in its entirety in the Merger as set forth in Exhibit C hereto, and, as so amended, shall be the Certificate of Incorporation of the Surviving Corporation (the “Charter”), until thereafter amended as provided therein or by applicable Law (subject to Section 5.10).

2.3. The Bylaws. From and after the Effective Time, the bylaws of the Company, as in effect immediately prior to the Merger, shall be amended in their entirety as set forth in Exhibit D hereto, and, as so amended shall be the bylaws of the Surviving Corporation (the

“Bylaws”), until thereafter amended as provided therein or by applicable Law (subject to Section 5.10).

2.4. Directors. The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

2.5. Officers. The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and Bylaws.

2.6. Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the Company, Merger Sub, the holder of any capital stock of the Company or the sole stockholder of Merger Sub:

(a) Merger Consideration. Each share (a “Share” or, collectively, the “Shares”) of common stock, par value $0.01 per share, of the Company (the “Common Stock”) issued and outstanding immediately prior to the Effective Time, other than (i) Shares to be cancelled pursuant to Section 2.6(d), (ii) Shares owned by Parent, Merger Sub or any other Subsidiary of Parent as of immediately prior to the Effective Time and (iii) Shares (the “Dissenting Shares”) that are, as of immediately prior to the Effective Time, owned by stockholders who have perfected and not withdrawn a demand for, or lost their right to, appraisal pursuant to Section 262 of the DGCL with respect to such Shares (each Share referred to in clause (i), clause (ii) or clause (iii) above being an “Excluded Share” and collectively, “Excluded Shares”) shall be converted into the right to receive $20.00 in cash (the “Per Share Merger Consideration”), without interest. Except as provided in Section 2.6(d), at the Effective Time, all of the Shares shall cease to be outstanding, shall automatically be cancelled and retired and shall cease to exist, and each certificate (a “Certificate” it being understood that any reference herein to “Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of Shares) which immediately prior to the Effective Time represented any Shares (other than Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration multiplied by the number of such Shares, without interest.

(b) Cancellation of Excluded Shares. Each Excluded Share, by virtue of the Merger and without any action on the part of the holder thereof, shall cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist, subject to the right of the Record Holder of any Dissenting Shares to receive the payment referred to in Section 2.7(f) with respect to such Dissenting Shares.

(c) Merger Sub. At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

(d) Treasury Shares; Shares Owned by Subsidiaries. Any Share owned by the Company (whether held in treasury or otherwise) or any direct or indirect wholly-owned Subsidiary of the Company shall not represent the right to receive the Per Share Merger Consideration and shall be treated as an Excluded Share pursuant to Sections 2.6(a) and (b) hereof, unless Parent elects in writing prior to the Effective Time for such Share to be converted in connection with the Merger into one share of a class of stock of the Surviving Corporation designated by Parent.

2.7. Payment.

(a) Paying Agent. At or promptly after the Effective Time, Parent shall deposit, and/or shall cause to be deposited (including by causing the Company and its Subsidiaries to deposit), with a paying agent selected by Parent with the Company’s prior approval (such approval not to be unreasonably withheld, conditioned or delayed) (the “Paying Agent”), for the benefit of the Record Holders of Shares, for exchange in accordance with this Article II through the Paying Agent, a cash amount in immediately available funds necessary for the Paying Agent to make the aggregate payments under Section 2.6(a) (such cash being hereinafter referred to as the “Exchange Fund”). If, after the Effective Time, a Dissenting Stockholder effectively withdraws its demand for, or loses its, appraisal rights pursuant to Section 262 of the DGCL with respect to any Dissenting Shares, Parent shall deposit, or cause to be deposited, with the Paying Agent additional funds in an amount equal to the product of (i) the number of Dissenting Shares for which the Dissenting Stockholder has withdrawn its demand for, or lost its, appraisal rights pursuant to Section 262 of the DGCL and (ii) the Per Share Merger Consideration. The Paying Agent shall invest the Exchange Fund as directed by Parent; provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of investment. Any interest and other income resulting from such investment shall be payable to Parent or, at Parent’s direction, the Surviving Corporation and any amounts in excess of the amounts payable under Section 2.6(a) shall be promptly returned to Parent or, at Parent’s direction, the Surviving Corporation. Without limiting the obligations of the Surviving Corporation under the DGCL with respect to the Merger, to the extent that there are any losses with respect to any such investments, Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such aggregate payments under Section 2.6(a). The Exchange Fund shall not be used for any purpose other than to fund payments due pursuant to Section 2.6(a) except to the extent expressly provided in this Agreement.

(b)	Payment Procedures.

(i) Letter of Transmittal. Promptly (and in any event within three Business Days) after the Effective Time, the Surviving Corporation shall instruct the Paying Agent to mail to each Record Holder of Shares (other than Excluded Shares to the extent such Record Holder does not also hold Shares that are not Excluded Shares) a letter of transmittal in customary form and with such other provisions as Parent and the Company shall reasonably agree and instructions for use in surrendering the Certificates representing such Shares and determining the amount to which such Record Holder is entitled as a result of the Merger in respect thereof.

(ii) Payment for Shares. Upon delivery to the Paying Agent of such letter of transmittal by any Record Holder of Shares (other than Excluded Shares), duly completed and signed in accordance with its instructions, together with such other documents as may be reasonably required pursuant to such instructions and surrender of the Certificate (if any) that immediately prior to the Effective Time represented such Shares (or affidavit of loss in lieu thereof as provided in Section 2.7(e), or, if such Shares are held in book-entry or other uncertificated form, upon the entry through a book-entry transfer agent of the surrender of such Shares on a book-entry account statement), such Record Holder shall be entitled to receive from the Exchange Fund a cash amount in immediately available funds equal to the number of such Shares multiplied by the Per Share Merger Consideration, and, if applicable, the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable as provided above. Risk of loss of and title to any Certificate will pass only upon proper delivery as provided above. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check for any cash to be delivered upon compliance with the procedures described above may be issued to the transferee if the applicable letter of transmittal and the Certificate representing such Shares is presented to the Paying Agent and is accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid. The Per Share Merger Consideration paid with respect to any Share in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Share.

(c) Transfers. From and after the Effective Time, the stock transfer books of the Company shall be closed and there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Person presents to the Surviving Corporation, Parent or Paying Agent any Certificates or any transfer instructions relating to Shares cancelled in the Merger, such Person shall be given a copy of the letter of transmittal referred to in Section 2.7(b)(i) and instructed to comply with the instructions in that letter of transmittal in order to receive the cash to which such Person is entitled with respect to such Shares pursuant to this Article II.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the Record Holders of Shares for one year after the Effective Time shall be delivered to the Surviving Corporation. Any Record Holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of the Per Share Merger Consideration for such Shares upon compliance with the instructions in the form of letter of transmittal referred to in Section 2.7(b)(i), without any interest thereon. Notwithstanding anything to the contrary herein, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any Record Holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(e) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Record Holder claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Record Holder of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will issue a check in the amount equal to the number of Shares formerly represented by such lost, stolen or destroyed Certificate multiplied by the Per Share Merger Consideration, without any interest thereon.

(f) Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, no Person who has prior to the Effective Time perfected a demand for appraisal rights pursuant to Section 262 of the DGCL with respect to any Dissenting Shares shall be entitled to receive the Per Share Merger Consideration with respect to such Dissenting Shares unless and until such Person shall have effectively withdrawn (in accordance with Section 262(k) of the DGCL) or lost such Person’s right to appraisal under the DGCL with respect to such Dissenting Shares. Unless and until a Dissenting Stockholder shall have effectively so withdrawn or lost such Dissenting Stockholder’s right to appraisal under the DGCL with respect to Dissenting Shares, such Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to such Dissenting Shares. The Company shall give Parent (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to Company stockholders’ rights of appraisal and (ii) the opportunity to participate in and the opportunity to timely exercise reasonable rights of control over negotiations and proceedings with respect to demands for appraisal by Company stockholders under the DGCL; provided that Parent shall not be permitted to take any action in connection therewith that would require the Company to incur material costs or to pay any amount prior to the Closing or to take or refrain from taking any action that would reasonably be expected to be adverse to the Company if the Closing does not occur. The Company shall not, except with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), voluntarily (x) make any payment with respect to any demands for appraisal or any offer to settle or (y) settle any such demands.

(g) Withholding Rights. Each of Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable in pursuant to this Agreement (including pursuant to Sections 2.6(a) and 2.8) such Taxes as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”) or the rules and regulations promulgated thereunder, and any other applicable provision of Law. In the event that the Company is required to make a payment to Fund Manager pursuant to Section 7.5, the Company shall be entitled to deduct and withhold Taxes it is required to deduct and withhold from such payment unless Fund Manager provides the Company with a duly executed Internal Revenue Service Form W-9 (or other acceptable form) establishing a complete exemption from U.S. federal income tax withholding. To the extent that amounts are so deducted and withheld by the Surviving Corporation, Parent, the Company or the Paying Agent, as the case may be, such deducted and withheld amounts (i) shall be remitted by Parent, the Company, the Surviving

Corporation or the Paying Agent, as applicable, to the applicable Governmental Entity and (ii) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by the Surviving Corporation, the Company, Parent or the Paying Agent, as the case may be.

(h) No Further Dividends. No dividends or other distributions with respect to capital stock of the Company with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Certificates.

2.8. Treatment of Option Plans. At the Effective Time, each outstanding option to purchase Shares (each, a “Company Option”) (i) granted under the BWAY Holding Company 2007 Omnibus Incentive Plan (the “Omnibus Plan”) or the BWAY Corporation Fourth Amended and Restated 1995 Long-Term Incentive Plan (the “1995 Plan”) that has vested on or prior to the Closing Date in accordance with the terms of Omnibus Plan or 1995 Plan as in effect on the date hereof or any written agreement executed and delivered by the Company prior to the date hereof, (ii) that is a Service Option or Performance Option granted under the Amended and Restated BCO Holding Company Stock Incentive Plan (the “Stock Incentive Plan” and, together with the Omnibus Plan and the 1995 Plan, the “Option Plans”) that has vested on or prior to the Closing Date in accordance with the terms of the Stock Incentive Plan as in effect on the date hereof or any written agreement executed and delivered by the Company prior to the date hereof, and (iii) that is an Exit Option granted under the Stock Incentive Plan that shall have either vested on or prior to the Closing Date in accordance with the terms of the Stock Incentive Plan as in effect on the date hereof or any written agreement executed and delivered by the Company prior to the date hereof or not have vested on or prior to Closing Date but by its terms vests based on a price per share public trading average that is less than the Per Share Merger Consideration, shall be cancelled, as of the Effective Time, and automatically converted into the right to receive a single lump sum cash payment equal to the product of (x) the total number of Shares subject to the Company Option immediately prior to the Effective Time multiplied by (y) the excess, if any, of the Per Share Merger Consideration over the exercise price per Share under such Company Option, less in each case applicable Taxes required to be withheld or deducted with respect to such payment; provided that, in the event that the exercise price per Share of any such vested Company Option is equal to or greater than the Per Share Merger Consideration, such vested Company Option shall automatically be canceled, as of the Effective Time, without any cash or other payment being made in respect thereof. All outstanding Company Options not described in clauses (i), (ii) or (iii) of this Section 2.8 that have not vested or do not vest on or prior to the Closing Date in accordance with its terms as in effect on the date hereof under any Option Plan, shall automatically be cancelled, as of the Effective Time, without any cash or other payment being made in respect thereof; provided that no such cancellation or termination of such Company Options (or termination of any Option Plan pursuant to the immediately following sentence) shall terminate, cancel or otherwise affect any restrictive covenant binding on the holder of such Company Option contained in any of the Option Plans or any agreement entered into pursuant thereto. The Company Board (or, if appropriate, any committee thereof administering the Option Plans) shall adopt such resolutions or take such other actions as are required to terminate each Option Plan and each Company Option effective as of the Effective Time in accordance with this Section 2.8 and to give effect to the transactions contemplated by this Section 2.8, including taking all actions required by or necessary and appropriate to cause all Company Options that have not vested at or prior to the Effective Time according to their respective terms as in effect as of the date hereof (other than any Exit Option that has not vested on or prior to Closing Date but by its terms vests based on a price per share public trading average that is less than the Per Share Merger Consideration) to be cancelled effective as of the Effective Time. Without limiting the right of holders of Exit Options that have not vested on or prior to Closing Date but by their terms vest based on a price per share public trading average that is less than the Per Share Merger Consideration to receive payment in respect thereof in accordance with clause (iii) of this Section 2.8, in no event shall the Company Board (or any committee thereof) take any action to accelerate the vesting of any Company Option that would not otherwise vest in accordance with its terms as in effect on the date hereof without regard to such voluntary acceleration.

2.9. Adjustments to Prevent Dilution. In the event that, between the date of this Agreement and the Effective Time, the Company changes the number of Shares issued and outstanding as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, the Per Share Merger Consideration shall be correspondingly adjusted to reflect such change and to provide the holders of Shares the same economic effect as contemplated by this Agreement prior to such action, and as so adjusted shall, from and after the date of such event, be the Per Share Merger Consideration.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (i) the Company Reports (other than any disclosures contained under the captions “Risk Factors” or “Forward Looking Statements” and any other disclosures contained therein that are predictive, cautionary or forward-looking in nature) filed with the Securities and Exchange Commission (the “SEC”) after September 27, 2009 and prior to the date of this Agreement (other than any matters required to be disclosed for purposes of the Capitalization Representations, which matters shall only be disclosed by disclosure in the Company Disclosure Schedule) or (ii) the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company prior to entering into this Agreement (the “Company Disclosure Schedule”) (with it being acknowledged and agreed that disclosure of any item in any section or subsection of the Company Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection only to the extent that the relevance of such disclosure to such other section or subsection is reasonably apparent from the face of such disclosure), the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1. Organization, Standing and Power. Each of the Company and each of its Subsidiaries is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation (with respect to jurisdictions that recognize the concept of good standing) or other relevant legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where any such failure to be so organized, qualified, in good standing or to have such power or authority does not constitute or would not reasonably be expected to constitute a Company Material Adverse Effect. The Company has made available to Parent complete and correct copies of the certificate of incorporation and by-laws (or similar organizational documents) of the Company and each of its Subsidiaries, each as amended to the date of this Agreement, and each as so delivered in full force and effect. As of the date hereof or any date following the date hereof, notwithstanding anything in this Agreement to the contrary and notwithstanding anything set forth in the Company Disclosure Schedule, neither the Company nor any of its “significant subsidiaries” (as defined in Rule 1-02(w) of Regulation S-X under the Exchange Act) has filed for bankruptcy or filed for reorganization under the U.S. federal bankruptcy Laws or any similar Law of any other jurisdiction, become insolvent (without giving effect to the transactions contemplated hereby) or become subject to conservatorship or receivership.

3.2. Capital Structure.

(a) The authorized capital stock of the Company consists of 200,000,000 shares of Common Stock and 20,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”). As of the close of business on March 24, 2010, (i) 22,371,376.0496 shares of Common Stock were issued and outstanding, (ii) no shares of Preferred Stock were outstanding, (iii) no shares of Common Stock were held by the Company in its treasury and (iv) no Shares were owned by any Subsidiary of the Company. As of the close of business on March 24, 2010, other than 5,161,232 shares of Common Stock reserved for issuance upon exercise of outstanding Company Options under the Option Plans, the Company has no Shares reserved for issuance under any equity compensation plan. Section 3.2(a) of the Company Disclosure Schedule contains a correct and complete list, as of the date of this Agreement, of each Company Option issued under the Option Plans, including the holder of such Company Option, the date of grant of such Company Option, the number of Shares subject to such Company Option, the exercise price applicable to each such Company Option, the Option Plan under which such Company Option was granted, whether such Company Option is an “incentive stock option” within the meaning of Section 422(b) of the Code, and the portion of such Company Option that is currently vested. All of the outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable and are not subject to, and were not issued in violation of, any preemptive rights. All Shares issuable upon exercise of Company Options have been duly reserved for issuance by the Company, and upon any issuance of such Shares in accordance with the terms of the Option Plans, will be duly authorized, validly issued and fully paid and nonassessable and will not be subject to, and will not be issued in violation of, any preemptive rights.

(b) All of the issued and outstanding shares of capital stock or other Equity Interests of each of the Subsidiaries of the Company have been duly authorized and validly issued, and are fully paid and nonassessable and free and clear of any Liens (other than, with respect to Equity Interests of the Subsidiaries of the Company, Liens securing indebtedness under the Credit Agreement as in effect on the date of this Agreement), and are not subject to, and were not issued in violation of, any preemptive rights, and are owned of record and beneficially by the Company or by a direct or indirect wholly-owned Subsidiary of the Company, free and clear of any Lien (except for such transfer restrictions of general applicability as may be provided under the Securities Act and other applicable securities Laws). Section 3.2(b) of the Company Disclosure

Schedule sets forth the name of each Subsidiary of the Company, the jurisdiction of organization of each Subsidiary, the number of issued and outstanding Equity Interests of such Subsidiary and the record and beneficial owner of each such outstanding Equity Interest of such Subsidiary.

(c) Except as set forth on Section 3.2(a) of the Company Disclosure Schedule, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound relating to the issued or unissued Equity Interests of the Company or any of its Subsidiaries, or securities convertible into or exchangeable for such Equity Interests or obligating the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other Equity Interests of the Company or any of its Subsidiaries, or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any capital stock or other Equity Interests of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Except as set forth in Section 3.2(a) of the Company Disclosure Schedule, there are no outstanding Contracts to which the Company or any of its Subsidiaries is a party affecting the voting rights of, or requiring the repurchase, redemption, issuance, creation or disposition of, any Equity Interests in the Company or any of its Subsidiaries. Since March 24, 2010, neither the Company nor any of its Subsidiaries has issued any shares of its capital stock, or securities convertible into or exchangeable for such capital stock or any other Equity Interests in the Company or any of its Subsidiaries, except for issuances of Common Stock pursuant to exercise of Company Options set forth on Section 3.2(a) of the Company Disclosure Schedule and outstanding as of such date in accordance with the terms of such Company Options as of such date. There are no outstanding bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which the stockholders of the Company or any of its Subsidiaries may vote.

(d) Except for the capital stock and other Equity Interests of the Company’s Subsidiaries set forth on Section 3.2(b) of the Company Disclosure Schedule, the Company does not own, directly or indirectly, any capital stock or other Equity Interests in any Person. Neither the Company nor any of its Subsidiaries has entered into any commitment, arrangement or other Contract, or is otherwise obligated, to contribute capital, loan money or otherwise provide funds or make any investment in any other Person.

3.3. Corporate Authority and Approval.

(a) The Company has all requisite corporate power and authority necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company and no stockholder votes are necessary to authorize this Agreement or to consummate the transactions contemplated hereby other than, with respect to the consummation of the Merger, the adoption of this Agreement by the holders of a majority of the outstanding Shares entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose (the “Requisite Company Vote”). This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b) On or prior to the date of this Agreement, the Company Board (upon the unanimous recommendation of the Transaction Committee of the Board of Directors) has, at a meeting duly called and held in which all directors were present, unanimously adopted resolutions by a unanimous vote (i) approving this Agreement, (ii) declaring this Agreement and the Merger fair and advisable and directing that this Agreement be submitted to the Company’s stockholders for their adoption, and (iii) recommending to the holders of Shares that they vote in favor of adopting this Agreement in accordance with the terms hereof (the “Company Recommendation”), which resolutions, subject to Section 5.2, have not been subsequently withdrawn or modified in a manner adverse to Parent.

(c) The Transaction Committee of the Board of Directors has unanimously recommended that the Company adopt and approve this Agreement and the transactions contemplated hereby, including the Merger, which determination and recommendation, subject to Section 5.2, have not been subsequently withdrawn or modified in a manner adverse to Parent.

3.4. No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the Merger and the other transactions contemplated hereby, do not and will not (i) assuming that the Requisite Company Vote is obtained, conflict with or violate the certificate of incorporation or by-laws of the Company or the organizational documents of any of the Company’s Subsidiaries or (ii) assuming that the Requisite Company Vote is obtained and all consents, approvals, authorizations, declarations and permits contemplated by subsection (b) below have been obtained, and all filings described in subsection (b) below have been made, require any consent or approval under, require any notice to any Person pursuant to the terms of, result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become an event of default) under, or give rise to any right of termination, acceleration, vesting, amendment or other alteration in the rights under, or result in the creation of a Lien on any property or asset of the Company or any of its Subsidiaries pursuant to any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or any of their respective properties are bound (other than, solely with respect to any such right of termination, any Contract that is otherwise terminable by the counterparty thereto on 90 days’ or less notice) or any Law to which the Company or any of its Subsidiaries is subject or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, except, in the case of clause (ii) above, for any such violation, breach, termination, default, acceleration, alteration or other occurrence that, individually or in the aggregate, would not reasonably be expected to constitute a Company Material Adverse Effect or prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement.

(b) The execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby by the Company do not and will not require any consent, approval, authorization, declaration or permit of, action by, filing with or notification to, any domestic or foreign, transnational, federal, state or local, governmental, administrative, judicial or regulatory authority, agency, commission, body, court, self regulatory organization, or other legislative or judicial governmental entity (each, a “Governmental Entity”), except for (i) the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), (ii) the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) and the applicable Regulatory Laws of Austria and, if required, Spain, (iii) the applicable requirements of the New Jersey Industrial Site Recovery Act, N.J.S.A. 13:1K-6 et seq., as amended, and the rules and regulations promulgated thereunder (“ISRA”), (iv) the applicable requirements of the New York Stock Exchange (the “NYSE”), (v) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL and (vi) any such consent, approval, authorization, declaration, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, be reasonably expected to constitute a Company Material Adverse Effect or prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement.

3.5. Company Reports; Financial Statements.

(a) The Company has timely filed or furnished, as applicable, all forms, statements, certifications, reports and other documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act, as the case may be, since September 30, 2007 (the “Applicable Date”) (the forms, statements, certifications, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished complied or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. The Company has made available to Parent correct and complete copies of all material correspondence between the SEC, on the one hand, and the Company and any of the Company Subsidiaries, on the other hand, occurring since the Applicable Date and prior to the date hereof and not available on the SEC’s EDGAR system prior to the date of this Agreement. As of the date hereof, there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Company Reports. To the Knowledge of the Company, as of the date hereof, none of the Company Reports is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.

(b) The Company and its Subsidiaries have established and maintain internal controls and procedures and disclosure controls and procedures required by Rule 13a-15 and/or 15d-15 under the Exchange Act. Such controls and procedures are designed to provide reasonable assurance and are effective in providing reasonable assurance (i) regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP and (ii) that the Company’s principal executive officer and its principal financial officer are alerted on a timely basis to material information required to be included in the Company’s periodic reports required under the Exchange Act. The Company has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (x) all significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(c) Each of the consolidated financial statements of the Company included in or incorporated by reference into the Company Reports (including, in each case, the related notes and schedules thereto) (the “Company Financial Statements”) fairly presents, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company for the respective periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect) and, in each case were prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except as may be noted therein.

3.6. No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which would be required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, other than liabilities and obligations (i) set forth or reflected or reserved against in the Latest Balance Sheet, (ii) incurred in the ordinary course of business since September 27, 2009, (iii) incurred in connection with the Merger or any other transaction or agreement contemplated by this Agreement, or (iv) that would not, individually or in the aggregate, reasonably be likely to constitute a Company Material Adverse Effect.

3.7. Absence of Certain Changes. Since September 27, 2009, except as set forth on Section 3.7 of the Company Disclosure Schedule, (i) the Company and its Subsidiaries have conducted their business in all material respects in the ordinary course of such business consistent with past practice, except in connection with this Agreement and the transactions contemplated herein, (ii) there has not occurred any Company Material Adverse Effect and (iii) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement without Parent’s consent, would constitute a breach of any of the covenants set forth in Section 5.1 hereof.

3.8. Litigation. Section 3.8 of the Company Disclosure Schedule sets forth as of the date hereof each material Action pending, or to the Knowledge of the Company, threatened to which the Company or any of its Subsidiaries is party or subject or any of their respective properties or assets are subject. No Action is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, in each case, which, individually or in the aggregate, if adversely decided, would reasonably be expected to result in a Company Material Adverse Effect or would prevent or materially delay or impair the consummation of the transactions contemplated by this Agreement. None of the Company or any of its Subsidiaries is a party to or subject to or bound by the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity specifically imposed upon the Company or any of its Subsidiaries or specifically imposed on the portions of the packaging industry in which they conduct business, which would reasonably be expected to constitute a Company Material Adverse Effect or would prevent or materially delay or impair the consummation of the transactions contemplated by this Agreement.

3.9. Employee Benefits.

(a) The Company has heretofore delivered or made available to Parent true and complete copies of each “employee benefit plan” as such term is defined in Section 3(3) of ERISA (whether or not subject to ERISA), and (i) each material employment, consulting, bonus, deferred compensation, incentive compensation, stock purchase, stock option, stock appreciation or other equity-based, severance or termination pay, retention, change of control, collective bargaining, hospitalization or other medical, life or other employee benefit-related insurance, supplemental unemployment benefits, profit-sharing, pension, or retirement plan, program, agreement or arrangement, whether written or oral, sponsored, maintained or contributed to or required to be contributed to by the Company or any member of its “controlled group,” within the meaning of Section 414(b), (c) or (m) of the Code (together, the “ERISA Group”), for the benefit of any employee or former employee, director, or contractor of the ERISA Group (collectively, disregarding the materiality qualifier, the “Plans”), (ii) if any Plan is funded through a trust or any third party funding vehicle (including insurance), copies of such trust or other vehicle, and (iii) with respect to each Plan (as applicable), the most recent actuarial and trust reports, the most recent Form 5500 and all schedules thereto, the most recent IRS determination letter, all current summary plan descriptions, all material communications received from or sent to the IRS, the PBGC (as defined below) or the Department of Labor (including a written description of any oral communication), any actuarial study of any post-employment life or medical benefits provided under any such Plan, any statements or other communications regarding withdrawal or other multiemployer plan liabilities, if any, and all amendments and modifications to any such document

(b) Section 3.9(b) of the Company Disclosure Schedule contains a true and complete list of all material Plans.

(c) No member of the ERISA Group has any legally binding plan or commitment to create any additional Plan or modify or change any existing Plan that would be reasonably expected to result in material liabilities to the ERISA Group, except as may be required by Law or under an applicable collective bargaining agreement that is listed in Section 3.15(b) of the Company Disclosure Schedule.

(d) No member of the ERISA Group has incurred, or reasonably expects to incur, (i) any material liability under Title IV of ERISA, including any such liability arising out of

Actions instituted by the PBGC, (ii) any material liability under Section 4201 et seq. of ERISA in connection with any Plan that is a Multiemployer Plan, or (iii) any material liability (including as a result of any indemnification obligation) under Title I of ERISA or the penalty, excise Tax or joint and several liability provisions of the Code relating to employee benefit plans. For purposes of this Agreement, (i) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder, (ii) “PBGC” means the Pension Benefit Guaranty Corporation and (iii) “Multiemployer Plan” means a multiemployer plan within the meaning of section 4001(a)(3) of ERISA.

(e) No member of the ERISA Group is bound by any contract or agreement under which such member has any liability (contingent or otherwise) described in Sections 4204, 4212(c), or 4069 of ERISA. No member of the ERISA Group has received notice that any Multiemployer Plan is in “endangered” or “critical” status under Section 432 of the Code, is insolvent or in reorganization within the meaning of Sections 4241 and 4245 of ERISA, respectively, or has experienced a “mass withdrawal” or “partition” within the meaning of Sections 4041A(a)(2) and 4233 of ERISA, respectively. No asset of the Company or any of its Subsidiaries is subject to any Lien under ERISA or the Code related to any Plan.

(f) Each of the Plans has been operated and administered in all material respects in accordance with the terms of such Plan, all applicable collective bargaining agreements and all applicable Laws, including but not limited to ERISA and the Code, and no governmental audits or Actions are pending or, to the Knowledge of the Company, threatened.

(g) Each of the Plans which is intended to be “qualified” within the meaning of section 401(a) of the Code is so qualified, and the trust (if any) forming a part thereof, has received a favorable determination letter from the Internal Revenue Service as to its qualification under the Code and to the effect that each such trust is exempt from taxation under Section 501(a) of the Code, and the Company has no Knowledge of an occurrence of an event since the date of such determination letter that would reasonably be expected to adversely affect such qualification or tax-exempt status. No Plan is a “multiple employer plan” for purposes of sections 4063 or 4064 of ERISA.

(h) Full payment has been made, or will be made in accordance with ERISA and the Code, of all amounts which any member of the ERISA Group is required to pay on or before the Closing Date under the terms of each of the Plans and Sections 412 and 430 of the Code, and all contributions or payments related to the Plans that are not yet due have been properly accrued as a liability in the Latest Balance Sheet to the extent required by GAAP. Each Plan that is subject to the minimum funding standards of the Code or ERISA satisfies such standards, and no waiver of such funding has been sought or obtained. In addition, no such Plan incurred an “accumulated funding deficiency” within the meaning of the Sections 412 and 430 of the Code or 302 and 303 of ERISA whether or not waived.

(i) No employee, director or consultant (or a spouse or dependent thereof) is or will become entitled to post-retirement or post-employment death, medical or life insurance benefits, other than coverage mandated by Section 4980B of the Code or similar Law for which such individual pays the full cost of coverage.

(j) There have been no non-exempt prohibited transactions (as defined in Section 406 of ERISA or Section 4975 of the Code) with respect to any Plan, and no breach of fiduciary duties (within the meaning of ERISA) have occurred, in each case that would reasonably be expected to result in material liability to the Company or any of its Subsidiaries.

(k) No Plan that is a defined benefit plan subject to Title IV of ERISA has been completely or partially terminated or been the subject of a reportable event (within the meaning of Section 4043 of ERISA) within the past six years, in each case as would reasonably be expected to result in material liability to the Company or any of its Subsidiaries.

(l) Any option to acquire any shares of capital stock of the Company or any of its Subsidiaries issued by the Company or any of its Subsidiaries that is intended to be an “incentive stock option” meets all the requirements imposed by Code Section 422(b).

3.10. Compliance.

(a) Except as does not, and would not reasonably be expected to, constitute a Company Material Adverse Effect, (i) the business of the Company and its Subsidiaries is, and since the Applicable Date has been, conducted in compliance with all applicable Laws and (ii) the Company and its Subsidiaries hold and are in compliance with all permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (collectively, “Permits”) necessary for the lawful conduct of their businesses as presently conducted or ownership, use, occupancy and operation of its assets and properties. The Company is in material compliance with the applicable listing, corporate governance and other rules and regulations of the NYSE.

(b) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, neither the Company, any Subsidiary of the Company, nor, to the Knowledge of the Company, any director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries has, in the course of its actions for, or on behalf of, any of them (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity, (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (iii) violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended (including the rules and regulations promulgated thereunder, the “FCPA”), or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee. During the last three (3) years, neither the Company nor any of its Subsidiaries has received any communication that alleges that the Company or any of its Subsidiaries, or any Representative thereof, is or may be in violation of, or has or may have any material liability under, the FCPA which has not been resolved.

3.11. Environmental Matters.

(a) Except for such matters that do not, and would not reasonably be expected to, constitute a Company Material Adverse Effect (i) the Company and its Subsidiaries have complied with and are in compliance with applicable Environmental Laws, (ii) the Company and its Subsidiaries possess and maintain in good standing all permits, licenses, approvals and authorizations required under applicable Environmental Laws for the operation of the business as presently conducted and there is no action pending or, to the Knowledge of the Company, threatened to revoke any such permits, licenses, approvals and authorizations, (iii) neither the Company nor any Subsidiary has received any notice of violation of or liability under any applicable Environmental Law, other than such notice of violation or liability that has been settled or resolved without future obligations, (iv) there are no Actions pending or, to the Knowledge of the Company, threatened, against the Company or any Subsidiary under any Environmental Law, (v) none of the Company or any of its Subsidiaries is a party to or subject to the provisions of any outstanding Order pursuant to any Environmental Law, (vi) none of the Company or any of its Subsidiaries has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, released, or exposed any Person to, any Hazardous Substance or owned or operated any property or facility contaminated by any Hazardous Substance so as to give rise to or so as would reasonably be expected to give rise to liabilities under any Environmental Law, (vii) since February 7, 2003, in connection with the purchase or sale of any real property or any business owning or leasing real property, none of the Company or any of its Subsidiaries have contractually or, to the Knowledge of the Company or any of its Subsidiaries, in any other manner assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any liability of any other Person arising under or pursuant to any Environmental Law or in connection with the treatment, storage, disposal or release of or exposure to any Hazardous Substance, and (viii) neither the Company nor any of its Subsidiaries have any liability with respect to the presence of asbestos, silica, lead, mercury, or other Hazardous Substances in any product or item or at or upon any property or facility.

(b) The Company has made available to Parent and Merger Sub all environmental assessments and audits, environmental investigation reports and all other environmental documents, in each case materially bearing on material environmental matters or material environmental liabilities prepared since February 7, 2003, in each case relating to the Company, any of its Subsidiaries, or any of their respective predecessors or affiliates, or any of their current or former properties or facilities, to the extent such documents are in the possession or custody of the Company or any of its Subsidiaries.

(c) Notwithstanding any other representation or warranty in Article III of this Agreement, the representations and warranties contained in this Section 3.11 constitute the sole representations and warranties of the Company relating to any Environmental Law.

3.12. Taxes.

(a) The Company and each of its Subsidiaries (i) have timely filed (taking into account any extension of time within which to file) all income and other material Tax Returns required to be filed by any of them, and all such filed Tax Returns are correct, complete and accurate in all material respects, (ii) have withheld and paid over to the appropriate Tax authority all material amounts of Taxes that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, independent contractor, stockholder, creditor or other third party, and (iii) within three (3) years of the date hereof, have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency, and within six (6) years of the date hereof, have not waived any statute of limitations with respect to material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency. All material Taxes due and owing by the Company or any of its Subsidiaries (whether or not shown on any Tax Return) (A) have been paid, or (B) are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the Latest Balance Sheet in accordance with GAAP. Neither the Company nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return, except for automatic extensions. Within the last six (6) years, no written claim has ever been made by an authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to material taxation by that jurisdiction. Neither the Company nor any Subsidiary of the Company is a party to or bound by any closing or other agreement with any Governmental Entity with respect to income Taxes or a material amount of other Taxes.

(b) As of the date hereof, there are not pending or being conducted or, to the Knowledge of the Company, threatened in writing, any audits, requests for information, administrative or judicial proceedings (or other similar Actions initiated by a Governmental Entity) in respect of income or other material Tax matters to which the Company is a party. No deficiency with respect to Taxes has been proposed, asserted or assessed in writing against the Company or any of its Subsidiaries which has not been fully paid or adequately reserved in the Latest Balance Sheet in accordance with GAAP.

(c) Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed by Code Section 355 or 361. Neither the Company nor any of its Subsidiaries has entered into any “listed transaction” within the meaning of Section 1.6011-4(b)(2) of the Treasury Regulations promulgated under the Code or any “transaction of interest” within the meaning of Section 1.6011-4(b)(6) of the Treasury Regulations promulgated under the Code.

(d) Neither the execution nor delivery of this Agreement, nor the consummation of the transactions contemplated hereby (including any severance considered to be paid in connection with the transactions contemplated hereby), will result in any payment to any “disqualified individual” (as defined in Treasury Regulation 1.280G-1) that has resulted or could result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Code Section 280G (or any corresponding provision of state, local, or non-U.S. Tax Law). Neither the Company nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of any amount that will not be fully deductible as a result of Code Section 162(m) (or any corresponding provision of state, local, or non-U.S. Tax Law).

(e) Neither the Company nor any of its Subsidiaries is a party to or bound by any material Tax allocation or sharing agreement. Neither the Company nor any of its Subsidiaries (i) has been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (ii) has any liability for material Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. law).

(f) Except as adequately reserved in the Latest Balance Sheet in accordance with GAAP, neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period ending on or prior to the Closing Date; (B) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) executed on or prior to the Closing Date; (C) intercompany transaction or excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local, or non-U.S. income Tax law); (D) installment sale or open transaction disposition made on or prior to the Closing Date; (E) prepaid amount received on or prior to the Closing Date in a transaction outside the ordinary course of business consistent with past practice; or (F) election made pursuant to Code Section 108(i) made effective on or prior to the Closing Date. Neither the Company nor any of its Subsidiaries has requested a material change in method of accounting with any taxing authority that has not been accepted.

(g) Section 3.12(g) of the Company Disclosure Schedule correctly sets forth each entity classification election that has been made pursuant to Section 301.7701-3 of the U.S. Treasury Regulations with respect to the Company and its Subsidiaries (other than SC Plastics LLC), and with respect to each such election, the effective date thereof and the classification elections pursuant thereto.

(h) Each contract, agreement, arrangement, or plan of the Company or any of its Subsidiaries that is a “nonqualified deferred compensation plan” (as defined for purposes of Code Section 409A(d)(1)) is in documentary and operational compliance with Code Section 409A and the applicable guidance issued thereunder in all material respects. Neither the Company nor any of its Subsidiaries has any indemnity obligation for any Taxes imposed under Section 4999 or 409A of the Code.

(i) As of the date hereof, all material Taxes of the Company and its Subsidiaries attributable to the period from and after the date of the Latest Balance Sheet and continuing through the Closing Date are attributable to either (i) the conduct by the Company and its Subsidiaries of their operations in the ordinary course of business or (ii) the matters disclosed on Section 3.7 of the Company Disclosure Schedule.

(j) Neither the Company nor any of its Subsidiaries has granted any power of attorney with respect to any matters related to material Taxes that is currently in force.

3.13. Intellectual Property.

(a) Section 3.13(a) of the Company Disclosure Schedule sets forth a list of all material patents, patent applications, registered copyrights, registered marks (including trademarks and service marks, to the extent registered), applications to register marks and registered domain names, in each case that are owned by the Company or its Subsidiaries (collectively, the “Registered Intellectual Property”). The Company or a Subsidiary of the Company is the sole and exclusive owner of the Registered Intellectual Property, and the Registered Intellectual Property is not subject to any Lien other than Permitted Liens. To the

Knowledge of the Company, each item of material Registered Intellectual Property is valid and enforceable, and each item of material Company Intellectual Property is not being misappropriated, violated, or infringed in any manner materially adverse to the Company or any of its Subsidiaries by any third party.

(b)(i) The Company and its Subsidiaries own, free and clear of any Lien other than Permitted Liens, or have a valid and enforceable right to use all material Intellectual Property used in the conduct of the business of the Company and its Subsidiaries as currently conducted (the “Company Intellectual Property”), (ii) no claims are pending or, to the Knowledge of the Company, threatened, alleging that the Company or any of its Subsidiaries is violating, misappropriating or infringing the rights of any Person with regard to any Intellectual Property and to the Knowledge of the Company, neither the Company nor any Subsidiary thereof has received any notices regarding the foregoing, and (iii) to the Knowledge of the Company, neither the Company nor any Subsidiary thereof has violated, misappropriated or infringed, and the operation of the business of the Company and its Subsidiaries as currently conducted does not violate, misappropriate or infringe, the Intellectual Property of any other Person.

(c) To the Knowledge of the Company, the Company and its Subsidiaries have all material information technology systems sufficient to operate, in all material respects, their business as currently conducted.

3.14. Properties.

(a) Except as does not, and would not reasonably be expected to, constitute a Company Material Adverse Effect, the Company or one of its Subsidiaries has (i) good and valid title to each parcel of real property described on Section 3.14(a)(i) of the Company Disclosure Schedule (the “Company Fee Property”), free and clear of all Liens, other than Permitted Liens, (ii) a good and valid leasehold interest in each material parcel of real property leased by the Company or any of its Subsidiaries (the “Company Leased Property” and together with the Company Fee Property, the “Company Real Property”) pursuant to a lease set forth on Section 3.14(a)(ii) of the Company Disclosure Schedule (the “Company Leases”) and (iii) owns or leases all of the material personal property shown to be owned or leased by the Company or any of its Subsidiaries on the Latest Balance Sheet or acquired thereafter, free and clear of all Liens, other than Permitted Liens, except to the extent disposed of in the ordinary course of business since the date of the Latest Balance Sheet or otherwise no longer held due to casualty or destruction.

(b) Except as set forth in Section 3.14(b) of the Company Disclosure Schedule with respect to each of the Company Leases: (i) neither the Company nor any Subsidiary of the Company owes (on a contingent basis or otherwise) any material brokerage commissions or finder’s fees with respect to such Company Lease, (ii) the other party to such Company Lease is not a Related Person of the Company or any Subsidiary of the Company, and (iii) neither the Company nor any Subsidiary of the Company has subleased, licensed or otherwise granted any Person the right to use or occupy any property subject to any Company Lease.

3.15. Material Contracts.

(a) As used herein, “Material Contracts” shall mean all “material contracts” described in Item 601(b)(10) of Regulation S-K (other than this Agreement) to which the Company or any of its Subsidiaries is a party or may be bound on the date hereof and that are required to be filed with the SEC and the following additional contracts to which the Company or any of its Subsidiaries is a party or bound:

(i) all Contracts that (x) limit or purport to limit in any material respect the ability of the Company or any of its Subsidiaries to compete in any line of business or with any Person or in any geographic area or location or during any period of time (other than any sales, distribution or similar agreements entered into in the ordinary course of business that do not, and would not reasonably be expected to, materially impair the operation of the Company’s business as currently operated and currently contemplated to be operated) or (y) require the Company or any of its Subsidiaries to use any supplier or third party for all or substantially all of the Company’s or any of its Subsidiaries’ requirements or needs;

(ii) all Contracts between the Company or any of its Subsidiaries, on the one hand, and any of their respective officers or directors or 10% stockholders (or any of such Person’s Affiliates (other than the Company or its Subsidiaries)), on the other hand, except for collective bargaining agreements and employment agreements to which the Company or any Subsidiary is a party;

(iii) all joint venture contracts, limited liability or partnership arrangements or other Contracts involving a sharing of profits, losses, costs or liabilities by the Company or any of its Subsidiaries of more than $250,000 per year with any third party or relating to the formation, creation, operation, management or control of any partnership, joint venture or other entity (other than a Subsidiary of the Company) in which the Company or any of its Subsidiaries has a voting or economic interest;

(iv) all acquisition, merger, asset purchase or sale agreements or similar Contracts related to the acquisition or sale of a business (each such agreement, an “Acquisition or Divestiture Agreement”), except for any Acquisition or Divestiture Agreement (x) providing for consideration of less than $500,000, (y) not including continuing indemnification, “earn-out” or other contingent payment obligations on the part of the Company or any of its Subsidiaries or (z) entered into prior to the date that was five years prior to the date hereof;

(v) all material agreements of the Company or any of its Subsidiaries with (w) each of the top ten customers of the Company, determined on the basis of amounts paid for products or services to the Company or any of its Subsidiaries during fiscal year 2009, (x) each of the customers of the Company from which the Company anticipates to receive payments for products or services in excess of $25 million during fiscal year 2010, (y) each of the top ten suppliers of the Company, determined on the basis of amounts paid for products or services to the Company or any of its Subsidiaries during fiscal year 2009 and (z) each of the top ten suppliers of the Company, determined on the basis of amounts anticipated to be paid for materials by the Company or any of its Subsidiaries during 2010;

(vi) all material Intellectual Property licenses (excluding any “shrink-wrap” or “off-the-shelf” software licenses) and any other agreement providing the Company or any of its Subsidiaries with the right to use any material Intellectual Property;

(vii) all Contracts relating to indebtedness of the Company or any of its Subsidiaries for borrowed money or deferred payment obligations (in either case, whether incurred, assumed, guaranteed or secured by an asset) in excess of $1,000,000 (other than intercompany obligations);

(viii) all Company Leases;

(ix) all Contracts that prohibit the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries, prohibit the pledging of the capital stock of the Company or any of its Subsidiaries or prohibit the issuance of guarantees by the Company or any of its Subsidiaries;

(x) all Contracts that contain a put, call or similar right pursuant to which, by the terms of such Contract, the Company or any of its Subsidiaries is or could be required to purchase or sell, as applicable, any Equity Interests of any Person or assets that have a fair market value or purchase price of more than $250,000;

(xi) all Contracts that involve any exchange-traded or over-the-counter swap, forward, future, option, cap, floor or collar financial contract, or any other interest-rate or foreign currency protection contract or any material capital lease or off-balance sheet financing, other than, for the avoidance of doubt, any interest rate lock agreements under the Credit Agreement; or

(xii) all collective bargaining agreements or other Contracts with a labor organization or similar employee representative and all Contracts for employment of any officer or key employee or of any other Person on a full-time, part-time, or consulting basis providing for annual compensation in excess of $200,000.

(b) Set forth in Section 3.15(b) of the Company Disclosure Schedule is a true and complete list as of the date of this Agreement of all Material Contracts (other than Material Contracts with respect to which none of the parties thereto have any remaining liabilities or obligations, whether contingent or otherwise).

(c) Each Material Contract is a valid and binding on the Company and each of its Subsidiaries party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except to the extent such Material Contract has previously expired in accordance with its terms or as does not, and would not reasonably be expected to, constitute a Company Material Adverse Effect. None of the Company, its Subsidiaries, or, to the Knowledge of the Company, the other parties thereto, is in violation of, or default under any provision of any Material Contract and to the Company’s Knowledge, no party to any Material Contract has committed or failed to perform any act under and no event has occurred, in either case, which with or without notice, lapse of time or both would constitute a default under the provisions of such Material Contract, except in each case for those violations and failures which do not constitute a Company Material Adverse Effect. As of the date hereof, neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, other notice from any other party to any Material Contract set forth in Section 3.15(b) of the Company Disclosure Schedule that such third party intends to terminate or not to renew any such Material Contract. True and correct copies of all Material Contracts have been either publicly filed with the SEC or made available to Parent by the Company.

(d) All obligations of the Company and its Subsidiaries pursuant to that certain letter agreement, dated as of February 7, 2003, as amended, modified, supplemented or waived from time to time, shall have terminated effective as of the Closing Date without any further obligation to make payment or otherwise on the part of the Company or any of its Subsidiaries on or after the Closing Date.

3.16. Labor Relations and Employment. (i) There is no labor strike, slowdown, work stoppage, concerted refusal to work overtime, lockout, or other material labor dispute pending, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, and no such dispute has taken place in the two (2) years, (ii) there are no labor disputes currently subject to any formal grievance procedure, arbitration or litigation, (iii) neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining or similar agreement or relationship with any labor organization, or work rules or practices agreed to with any labor organization or employee association, (iv) none of the employees of the Company or any of its Subsidiaries is represented by any labor organization, (v) to the Knowledge of the Company, there are no union organizing or decertification activities among or directed at the employees of the Company or any of its Subsidiaries, and no such activities have occurred in the past year. During the 12 months prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has implemented any plant closing or mass layoff of employees that would reasonably be expected to implicate the Worker Adjustment and Refraining Notification Act of 1988, as amended, including the rules and regulations promulgated thereunder, or any similar Laws (collectively, the “WARN Act”).

3.17. State Takeover Statutes. No “fair price”, “moratorium”, “control share acquisition” or other takeover, antitakeover or other similar Law (collectively “Takeover Statutes”) is applicable to the Company, the Shares, the Merger or the other transactions contemplated hereby. The Company does not have any stockholder rights plan, “poison pill” or similar plan or arrangement in effect.

3.18. Opinion of Financial Advisors; Brokers.

(a) Goldman, Sachs & Co. (“Goldman Sachs”) has delivered to the Transaction Committee of the Board of Directors and the Company Board its opinion that, as of the date thereof, subject to the various assumptions and qualifications set forth therein, the Per Share Merger Consideration to be received by holders of Shares is fair, from a financial point of view, to such holders. The Company will provide as promptly as possible after the execution of this Agreement to Parent a true and complete copy of such opinion.

(b) No broker, finder, financial advisor or investment banker (other than Goldman Sachs, the fees and expenses of which will be paid by the Surviving Corporation) is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the transactions contemplated by this Agreement based upon arrangements made by and/or on behalf of the Company or any of its Subsidiaries. The Company has provided to Parent a true and complete copy of the engagement letter of Goldman Sachs.

3.19. Insurance. Except as would not, individually or in the aggregate, reasonably be expected to constitute a Company Material Adverse Effect, (a) all insurance policies maintained by the Company and its Subsidiaries are in full force and effect and all premiums due and payable thereon have been paid and (b) neither the Company nor any of its Subsidiaries is in breach or default of any of the insurance policies, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default or permit termination or modification of any of the insurance policies. Since January 1, 2009, neither the Company nor any of its Subsidiaries has received any notice of termination or cancellation or, as of the date hereof, denial of coverage with respect to any material insurance policy maintained by the Company or any of its Subsidiaries or any material claim made pursuant to any such insurance policy.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent prior to entering into this Agreement (the “Parent Disclosure Schedule”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection only to the extent that the relevance of such disclosure to such other section or subsection is reasonably apparent from the face of such disclosure), Parent and Merger Sub each hereby represent and warrant to the Company as follows:

4.1. Organization, Standing and Power. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as it is presently conducted and is qualified to do business and is in good standing as a foreign corporation (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where any such failure to be so organized, qualified, in good standing or to have such power or authority does not constitute or would not reasonably be expected to constitute a Parent Material Adverse Effect. Parent has made available to the Company complete and correct copies of Parent’s and Merger Sub’s certificates of incorporation and by-laws, each as amended to the date of this Agreement.

4.2. Corporate Authority and Approval. No vote of holders of capital stock of Parent is necessary to approve this Agreement and the Merger and the other transactions contemplated hereby. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and consummate the Merger, subject to adoption of this Agreement by Picasso

Intermediate Company, Inc. (a wholly-owned Subsidiary of Parent) as the sole stockholder of Merger Sub (the “Requisite Parent Vote”), which will occur (and evidence of which will be provided to the Company) promptly, and in any event on the date of the execution of this Agreement. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and is a valid and binding agreement of, Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

4.3. No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance of this Agreement by Parent and Merger Sub, and the consummation by Parent and Merger Sub of the transactions contemplated hereby, do not and will not (i) conflict with or violate the certificate of incorporation or by-laws of Parent or Merger Sub, or (ii) assuming the Requisite Parent Vote is obtained and that all consents, approvals, authorizations, declarations and permits contemplated by subsection (b) below have been obtained, and all filings described in subsection (b) below have been made, require any consent or approval under, result in any breach or violation of or constitute a default (or an event which with or without notice, lapse of time or both would become a default) under, or give rise to any right of termination, acceleration, vesting, termination or other alteration in the rights under, any material Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or its or any of their respective properties are bound or any Law to which Parent or Merger Sub is subject, except, in the case of clause (ii) above, for any such conflict, violation, breach, termination, default, acceleration, loss, alteration or other occurrence that would not, individually or in the aggregate, reasonably be expected to constitute a Parent Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the transactions contemplated hereby by Parent and Merger Sub do not and will not require any consent, approval, authorization, declaration or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) the applicable requirements of the Exchange Act, (ii) the applicable requirements of the HSR Act and the applicable Regulatory Laws of Austria and, if required, Spain, (iii) the applicable requirements of ISRA, (iv) the applicable requirements of the NYSE, (v) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL and (vi) any such consent, approval, authorization, declaration, permit, action, filing or notification the failure of which to make or obtain, would not, individually or in the aggregate, reasonably be expected to constitute a Parent Material Adverse Effect.

4.4. Litigation. As of the date of this Agreement, there are no Actions pending or, to the knowledge of the officers of Parent, threatened against Parent or Merger Sub that seek to enjoin, or would reasonably be likely to have the effect of preventing, making illegal, or otherwise materially delaying any of the transactions contemplated by this Agreement.

4.5. Financing.

(a) Assuming the satisfaction of the conditions to Parent’s obligation to consummate the Merger, the accuracy in all material respects of the representations and warranties of the

Company in this Agreement as of the Closing Date and compliance by the Company in all material respects with the covenants contained in this Agreement, the amount of funds to be provided pursuant to the Financing Letters, if funded in accordance with the terms of the Financing Letters, together with the cash and cash equivalents of the Company and its Subsidiaries, will be sufficient at the Effective Time to (i) pay the aggregate Per Share Merger Consideration including the amounts payable pursuant to Section 2.8 and any other repayment or refinancing of indebtedness required by the Financing Letters or required as a result of the consummation of the Merger, and (ii) pay any and all fees and expenses, and satisfy all other payment obligations, required to be paid or satisfied by Parent, Merger Sub and, to the extent disclosed to Parent and Merger Sub prior to the date hereof, the Surviving Corporation in connection with the Merger and the Financing.

(b) Parent has delivered to the Company a true, complete and correct copy of (i) the executed commitment letter, dated as of the date hereof, among Parent and the Guarantors (the “Equity Financing Letter”), pursuant to which the Guarantors have committed, subject to the terms and conditions thereof, to invest in Parent the cash amounts set forth therein (the “Equity Financing”), and (ii) the executed commitment letter, dated as of the date hereof, among Parent, Merger Sub, Deutsche Bank Trust Company Americas, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Bank of America, N.A., Banc of America Securities LLC and Banc of America Bridge LLC (the “Debt Commitment Letter”, together with the Equity Financing Letter, the “Financing Letters”), pursuant to which the counterparties thereto have committed, subject to the terms and conditions thereof, to lend the amount set forth therein (the “Debt Financing” and, together with the Equity Financing, the “Financing”). Parent has also delivered to the Company a true, complete and correct copy of any fee letter in connection with the Debt Commitment Letter (it being understood that any such Fee Letter provided to the Company may be redacted to omit the numerical fee amounts provided therein) (any such Fee Letter, a “Fee Letter”).

(c) As of the date hereof, the Financing Letters are in full force and effect. There are no conditions precedent, or other contractual contingencies as between Parent and any other party to the Financing Letters, related to the funding of the full amount of the Financing, other than as set forth in the Financing Letters and any related Fee Letter. As of the date hereof, no event has occurred or circumstance exists which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent or Merger Sub or, to the knowledge of Parent, any of the other parties thereto, under the Financing Letters. As of the date hereof, Parent has no reason to believe that any of the conditions to the Financing contemplated in the Financing Letters and any related Fee Letter will not be satisfied or that the Financing will not be made available to Parent and Merger Sub at or prior to the time contemplated hereunder for Closing. There are no side letters or other Contracts or arrangements related to the Financing other than the Financing Letters and any related Fee Letter. As of the date hereof, Parent and Merger Sub have fully paid, or caused to be fully paid, any and all commitment or other fees which are due and payable on or prior to the date hereof pursuant to the terms of the Financing Letters and any related Fee Letter.

4.6. Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, par value $0.01 per share, all of which were duly authorized and validly issued and are fully paid and nonassessable and not subject to preemptive rights. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly-owned Subsidiary of Parent. Merger Sub has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

4.7. Solvency. Assuming (i) the satisfaction of the conditions to Parent’s obligation to consummate the Merger, (ii) the accuracy in all material respects of the representations and warranties of the Company in this Agreement as of the Closing Date and compliance by the Company in all material respects with the covenants contained in this Agreement and (iii) any estimates, projections or forecasts of the Company and its Subsidiaries that have been provided to the Company and its Subsidiaries have been prepared in good faith based upon assumptions that were and continue to be reasonable, after giving effect to the transactions contemplated by this Agreement, including the Financing and the payment of the aggregate Per Share Merger Consideration, any repayment or refinancing of debt required by the Financing Letters or required as a result of the consummation of the Merger, payment of all fees, expenses and other amounts required to be paid by Parent or the Surviving Corporation in connection with the consummation of the transactions contemplated hereby, Parent and the Surviving Corporation will be Solvent as of the Effective Time and as of immediately after the Effective Time and the consummation of the Debt Financing.

4.8. Limited Guaranty. Concurrently with the execution of this Agreement, the Guarantors have delivered to the Company the duly executed Limited Guaranty. The Limited Guaranty is in full force and effect and is the valid, binding and enforceable obligation of the Guarantors, subject to the Bankruptcy and Equity Exception, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantors under the Limited Guaranty.

4.9. Absence of Certain Agreements. As of the date of this Agreement, neither Parent nor any of its Affiliates has entered into any Contract, or authorized, committed or agreed to enter into any Contract, pursuant to which (a) any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or pursuant to which any stockholder of the Company agrees to vote to adopt this Agreement or the Merger or agrees to vote against any Superior Proposal, other than the Voting Agreement, (b) any third party has agreed to provide, directly or indirectly, equity capital (other than pursuant to the Equity Financing Letter) to Parent or the Company to finance in whole or in part the payments to be made in connection with the transactions contemplated hereby, or (c) any current employee of the Company has agreed to remain as an employee of the Company or any of its Subsidiaries following the Effective Time.

4.10. Brokers. No agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub for which the Company could have any liability.

ARTICLE V

COVENANTS

5.1. Interim Operations.

(a) The Company covenants and agrees that, after the date hereof and prior to the Effective Time, except as contemplated by this Agreement or required by applicable Laws or with the prior written approval of Parent or Merger Sub (which shall not be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause each of its Subsidiaries to, (i) conduct its business in the ordinary course consistent with past practice and (ii) use its commercially reasonable efforts to keep available the services of the current officers, key employees and consultants of the Company and each of its Subsidiaries and to preserve business organizations of the Company and each of its Subsidiaries intact and to maintain existing relations and goodwill with customers, suppliers and other Persons with whom the Company or any of its Subsidiaries has material business relations. From the date of this Agreement until the Effective Time, except (w) as otherwise expressly contemplated by this Agreement, (x) with the prior written approval of Parent or Merger Sub (which, solely with respect to the matters in clauses (ix), (x), (xi), (xv), (xvi), (xvii) and (xviii) below and, to the extent relating to any of the foregoing clauses, clause (xxi) below, shall not be unreasonably withheld, delayed or conditioned), (y) as required by applicable Law or any Governmental Entity or (z) as set forth in Section 5.1(a) of the Company Disclosure Schedule, the Company will not and will not permit any of its Subsidiaries to, directly or indirectly:

(i) adopt any amendment to or other change in its certificate of incorporation or bylaws or other applicable governing instruments;

(ii) merge or consolidate the Company or any of its Subsidiaries with any other Person;

(iii) make any acquisition (whether by merger, consolidation, or acquisition of stock or assets) of any interest in any Person or any division thereof or any assets thereof, except (A) any such acquisitions that are in the ordinary course of business consistent with past practice and are for consideration not in the aggregate in excess of $500,000 in any transaction or series of related transactions, (B) pursuant to Contracts in effect as of the date of this Agreement, true and complete copies of which have been made available to Parent or (C) as permitted by clause (ix) of this Section 5.1(a);

(iv) issue, deliver, sell, pledge, grant, transfer, encumber or otherwise dispose of, or authorize, propose or agree to the issuance, delivery, sale, pledge, grant, transfer, encumbrance or disposition of, any shares of capital stock or other Equity Interests of the Company or any of its Subsidiaries, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock or other Equity Interests of the Company or any of its Subsidiaries (other than the issuance of Shares upon the settlement of Company Options existing on the date hereof on the terms in effect on the date hereof or by a wholly-owned

Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company);

(v) make any loans, advances or capital contributions to or investments in any Person (other than the Company or any direct or indirect wholly-owned Subsidiary of the Company) in excess of $250,000 in the aggregate, other than amounts paid in connection with employee relocation consistent with the Company’s past practices;

(vi) declare, set aside, establish a record date for, make or pay any dividend or other distribution (whether payable in cash, stock, property or otherwise) with respect to any of its capital stock (except dividends paid by any direct or indirect             wholly-owned domestic Subsidiary to the Company or to any other direct or indirect wholly-owned Subsidiary) or enter into any agreement with respect to the voting of its capital stock;

(vii) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire or offer to acquire, directly or indirectly, any of its capital stock or other Equity Interests or securities convertible or exchangeable into or exercisable for any shares of its capital stock or other Equity Interests (other than the acquisition of any Shares tendered by current or former employees or directors in order to pay Taxes in connection with the settlement of Company Options outstanding as of the date hereof under the Option Plans and other than in connection with a customary cashless exercise of Company Options outstanding as of the date hereof under the Option Plans, in each case, in accordance with the terms of such Company Options in effect on the date hereof);

(viii) redeem, repurchase, prepay, defease, cancel, incur or otherwise acquire any indebtedness (including capital lease obligations and off-balance sheet financings), or enter into any Contract to do any of the foregoing or issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company or any of its Subsidiaries or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person (other than the Company or any of its Subsidiaries) for borrowed money, except for (x) capital lease obligations incurred in the ordinary course of business consistent with past practices so long as the aggregate obligations of the Company and its Subsidiaries under all capital leases (including all capital leases outstanding as of the date of this Agreement) do not exceed $12,000,000 or (y) indebtedness for borrowed money incurred in the ordinary course of business consistent with past practices under the revolving credit facility under the Credit Agreement as in effect on the date hereof in an aggregate amount at any time outstanding not to exceed the maximum amount authorized under such facility;

(ix) except as set forth in the capital budgets set forth in Section 5.1(a)(ix) of the Company Disclosure Schedule or expenditures related to operational emergencies, make or authorize any capital expenditures that individually, or in the aggregate, exceed $500,000;

(x) settle, release, waive or compromise any pending or threatened Action (A) requiring payments by the Company or any of its Subsidiaries of an amount in excess of

$250,000, except as required under the terms of applicable insurance policies where the liability of the Company or any of its Subsidiaries in respect thereof does not exceed, in the aggregate, the portion of the applicable deductible under such insurance policy required to be paid by the Company or its Subsidiaries, (B) entailing the incurrence of any liability or obligation of the Company or its Subsidiaries in excess of such amount, including costs or revenue reductions or obligations that would impose any material restrictions on the business or operations of the Company or any of its Subsidiaries or (C) that is brought by any current, former or purported holder of any capital stock or other Equity Interests or debt securities of the Company or any of its Subsidiaries relating to the transactions contemplated by this Agreement;

(xi) transfer, sell, lease, license, mortgage, pledge, surrender, abandon or allow to lapse or expire or otherwise dispose of or grant any Lien other than any Permitted Lien on any material amount of assets, rights, properties, product lines or businesses of the Company or its Subsidiaries, other than in the ordinary course of business, pursuant to Contracts as in force on the date of this Agreement or transactions solely among the Company and/or its wholly-owned Subsidiaries;

(xii) except (x) to the extent required by applicable Law or (y) to satisfy contractual obligations existing on the date hereof pursuant to written Contracts or Plans that have been disclosed and made available to Parent, (A) pay or commit to pay any severance or termination pay, (B) enter into or amend any employment Contract or any deferred compensation, consulting, severance, retention, retirement or other similar Contract, (C) increase or commit to increase any employee benefits payable to any director, officer or employee of the Company or any of its Subsidiaries, including wages, salaries, compensation, pension, severance, termination pay or other benefits or payments (except in the case of employees other than officers and directors in the ordinary course of business consistent with past practice), (D) adopt or make any commitment to adopt any additional employee benefit plan, (E) make any contribution to any Plan, or (F) amend or extend or make any commitments to amend or extend any Plan in any material respect;

(xiii) adopt or enter into a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger);

(xiv) communicate with employees of the Company or any of its Subsidiaries regarding the compensation, benefits or other treatment that they will receive in connection with the Merger, unless any such communications are consistent with the terms of this Agreement or, to the extent the subject matter thereof is not addressed herein, prior directives or documentation provided to the Company by Parent (in which case, the Company shall provide Parent with prior notice of and the opportunity to review and comment upon any such communications);

(xv) pay, discharge, settle or satisfy any material claim that involves the payment by or to the Company or any of its Subsidiaries of amounts in excess of $250,000 or imposes equitable relief on the Company or any of its Subsidiaries, other than (A) performance of contractual obligations in accordance with their terms, (B) payment, discharge, settlement or satisfaction in the ordinary course of business, and (C) payment, discharge, settlement or satisfaction in accordance with their terms, of claims, liabilities or obligations that have been (x) disclosed in the most recent financial statements of the Company included in the Company Reports filed prior to the date hereof to the extent of such disclosure or (y) incurred since the date of such financial statements in the ordinary course of business;

(xvi) except as may be required by GAAP or as a result of a change in Law, make any material change in accounting principles, policies, practices, procedures or methods;

(xvii) except (A) in the ordinary course of business consistent with past practices or (B) as would not result in the incurrence of a material amount of additional Tax, make or change any Tax election, change any annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to the Company or any of its Subsidiaries, surrender any right to claim a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company or any of its Subsidiaries, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax;

(xviii) enter into, terminate (other than extensions at the end of a term in the ordinary course of business) or materially amend or modify any Material Contract or Contract that, if in effect on the date hereof, would have been a Material Contract;

(xix) fail to maintain in full force and effect material insurance policies covering the Company and its Subsidiaries and their respective properties, assets and businesses in a form, if any, and amount consistent with past practice;

(xx) implement any plant closing or mass layoff that could implicate the WARN Act; or

(xxi) agree, authorize or commit to do any of the foregoing or enter into any letter of intent (binding or non-binding) or similar agreement or arrangement with respect to any of the foregoing.

(b) Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations.

(c) The Company shall promptly (but in any event within seven (7) days after receipt of such notice by the Company or any of its Subsidiaries) inform Parent in writing of any written or, to the extent the Company has Knowledge thereof, other notice received by the Company or any of its Subsidiaries after the date hereof from any other party to any Material Contract required to be set forth in Section 3.15(b) of the Company Disclosure Schedule indicating that such third party intends to terminate or not to renew any such Material Contract.

5.2. Acquisition Proposals.

(a) Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 12:01 a.m. (New York time) on April 28, 2010 (the “No-Shop Period Start Date”), the Company and its Subsidiaries and, except as provided in the Voting Agreement, their respective directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”), shall have the right to (i) initiate, solicit and encourage any inquiry or the making of any proposals or offers that constitute Acquisition Proposals, including by way of providing access to non-public information to any Persons pursuant to confidentiality agreements containing confidentiality terms that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (it being understood that, notwithstanding the terms of the Confidentiality Agreement, such confidentiality agreements need not prohibit the making or amendment of Acquisition Proposals to the Company Board in a confidential manner, but shall include a standstill provision that is otherwise identical to the standstill provision contained in the Confidentiality Agreement and which, in any case, prohibits any public Acquisition Proposal and the purchase of any Equity Interests or other securities of the Company) (an “Acceptable Confidentiality Agreement”); provided that the Company shall promptly make available to Parent and Merger Sub any material non-public information concerning the Company or its Subsidiaries that is provided to any Person given such access which was not previously made available to Parent or Merger Sub and (ii) engage or enter into, continue or otherwise participate in any discussions or negotiations with any Persons or groups of Persons with respect to any Acquisition Proposals and cooperate with or assist or participate in or facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make any Acquisition Proposals. Notwithstanding the foregoing, the Company shall not provide any commercially sensitive non-public information to any competitor in connection with the actions contemplated by this Section 5.2, except in a manner consistent with the Company’s past practice in dealing with the disclosure of such information in the context of considering Acquisition Proposals prior to the date of this Agreement.

(b) Except as expressly permitted by this Section 5.2, from the No-Shop Period Start Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, the Company and its Subsidiaries shall, and the Company shall instruct and use its reasonable best efforts to cause its Representatives to, not (i) initiate, solicit or knowingly encourage any inquiries or the making of any proposal or offer that constitutes an Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding an Acquisition Proposal, or provide any non-public information or data to any Person relating to the Company or any of its Subsidiaries, or afford to any Person access to the business, properties, assets or personnel of the Company or any of its Subsidiaries, (iii) enter into any acquisition agreement, merger agreement or similar definitive agreement, letter of intent or agreement in principle with respect thereto or any other agreement (other than an Acceptable Confidentiality Agreement) relating to an Acquisition Proposal (an “Alternative Acquisition Agreement”), (iv) grant any waiver, amendment or release under any standstill or confidentiality agreement or Takeover Statutes, or otherwise knowingly facilitate any effort or attempt by any

Person to make an Acquisition Proposal (including providing consent or authorization to make an Acquisition Proposal to the Company Board pursuant to any Existing Confidentiality Agreement) or (v) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal. For the avoidance of doubt, notwithstanding the commencement of the No-Shop Period Start Date, the Company may continue to engage in the activities described in Section 5.2(a) with respect to any Exempted Person, including with respect to any amended proposal submitted by any Exempted Person following the No-Shop Period Start Date and prior to the time the Stockholder Approval is obtained, and the restrictions in Section 5.2(c) and clauses (i), (ii) and (v) of the foregoing sentence shall not apply with respect thereto; provided that the obligations in Sections 5.2(d), (f), (g) and (h) shall apply at all times to all Acquisition Proposals of any Exempted Person. No later than the second Business Day following the No-Shop Period Start Date, the Company shall provide Parent with the number of Exempted Persons. On the No-Shop Period Start Date, the Company and its officers and directors shall, and the Company shall instruct and cause the Company’s Representatives, its Subsidiaries and their Representatives to immediately cease all discussions and negotiations with any Persons (other than any Exempted Person) that may be ongoing with respect to an Acquisition Proposal, and deliver a written notice to each such Person to the effect that the Company is ending all discussions and negotiations with such Person with respect to any Acquisition Proposal, effective on and from the No-Shop Period Start Date, and the notice shall also request such Person to promptly return or destroy all confidential information concerning the Company and its Subsidiaries.

(c) Notwithstanding anything to the contrary contained in Section 5.2(b), at any time following the No-Shop Period Start Date and prior to the time the Stockholder Approval is obtained, if the Company receives a bona fide written Acquisition Proposal from any Person, the Company and its Representatives may contact such Person to clarify the terms and conditions thereof and (i) the Company and its Representatives may provide information in response to a request therefor by such Person if the Company receives from such Person (or has received from such Person) an executed Acceptable Confidentiality Agreement; provided that the Company shall promptly make available to Parent and Merger Sub any material non-public information concerning the Company or its Subsidiaries that is provided to any Person given such access which was not previously made available to Parent or Merger Sub and (ii) the Company and its Representatives may engage or participate in any discussions or negotiations with such Person if and only to the extent that prior to taking any action described in clause (i) or (ii) above, (x) the Company Board determines in good faith after consultation with outside legal counsel that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law and (y) the Company Board determines in good faith based on the information then available and after consultation with its financial advisor that such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal.

(d) Except as set forth in this Section 5.2(d), the Company Board shall not withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation with respect to the Merger or fail to include the Company Recommendation in the Proxy Statement (any of the foregoing, a “Change of Recommendation”), or adopt, approve or recommend or otherwise declare advisable (publicly or otherwise), or propose to adopt, approve or recommend (publicly or otherwise) an Acquisition Proposal, or cause or permit the Company to enter into any Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Stockholder Approval is obtained, the Company Board may (x) if an event, fact, development, circumstance or occurrence that affects the business, assets or operations of the Company or its Subsidiaries that was not known to the Company as of the date hereof (or, if known, the consequences of which are not known to or understood by the Company Board as of the date hereof) becomes known by the Company Board after the date hereof or the material consequences thereof become known to or understood by the Company Board after the date hereof and prior to the time that Stockholder Approval is obtained, effect a Change of Recommendation or (y) if the Company receives an Acquisition Proposal that the Company Board concludes in good faith after consultation with an independent financial advisor and outside counsel, constitutes a Superior Proposal, approve or recommend such Superior Proposal and terminate this Agreement or otherwise take action pursuant to Section 7.3(a), and in the case of either of clause (x) or (y), if, and only if:

(i) the Company Board determines in good faith, after consultation with an independent financial advisor and outside counsel, that failure to do so would be inconsistent with its fiduciary obligations under applicable Law and the Company shall have complied with all of its obligations under this Section 5.2;

(ii) the Company shall have provided prior written notice to Parent and Merger Sub, at least three Business Days in advance, that it will effect a Change of Recommendation or terminate this Agreement or otherwise take action pursuant to Section 7.3(a), which notice shall specify the basis for the Change of Recommendation or termination and, in the case of a Superior Proposal, the identity of the party making such Superior Proposal and the material terms thereof and copies of all relevant documents relating to such Superior Proposal;

(iii) after providing such notice and prior to effecting such Change of Recommendation or taking such action pursuant to Section 7.3(a), the Company shall, and shall cause its Representatives to, negotiate with Parent and Merger Sub in good faith (to the extent Parent and Merger Sub desire to negotiate) during such three Business Day period to make such adjustments in the terms and conditions of this Agreement as would permit the Company not to effect a Change of Recommendation or take such action pursuant to Section 7.3(a); and

(iv) the Company Board of Directors shall have considered in good faith any changes to this Agreement, the Financing Letters and the Limited Guaranty that may be offered in writing by Parent no later than 5:00 PM Eastern time on the third day of such three Business Day period in a manner that would form a binding contract if accepted by the Company and shall have determined that the Superior Proposal would continue to constitute a Superior Proposal if such changes were to be given effect; provided that in the event of any material revisions to the Acquisition Proposal that the Company Board has determined to be a Superior Proposal, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.2 (including Section 5.2(d)) with respect to such new written notice.

(e) Nothing contained in this Section 5.2 shall be deemed to prohibit the Company or the Company Board or any committee thereof from (i) complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to stockholders), or (ii) making any “stop-look-and-listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communications to the stockholders of the Company); provided that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed for all purposes of this Agreement to be a Change of Recommendation unless the Company Board expressly publicly reaffirms the Company Recommendation within three (3) Business Days following any request by Parent and, if at the time the Company receives such request there are two (2) Business Days remaining between the date of such request and the date of the Stockholder Meeting, not less than two (2) Business Days prior to the Stockholder Meeting (it being agreed that Parent may make only one such request with respect to any single such disclosure).

(f) From and after the No-Shop Period Start Date, the Company agrees that it will promptly (and, in any event, within 48 hours) notify Parent if any proposals or offers with respect to an Acquisition Proposal are received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company or any of its Representatives indicating, in connection with such notice, the identity of the Person or group of Persons making such offer or proposal, the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep Parent reasonably informed, on a reasonably current basis (and, in any event, on each Business Day), of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified.

(g) No Change of Recommendation shall change the approval of the Company Board for purposes of causing any Takeover Statute to be inapplicable to the transactions contemplated by this Agreement. The Company shall promptly notify Parent of any breach of any confidentiality agreement (including the standstill provisions thereof) by the counterparty thereto of which the Company has Knowledge, or any request by the counterparty to any confidentiality agreement entered into prior to the date hereof by the Company that the Company or the Company Board or the Transaction Committee of the Board of Directors waive the standstill provision thereof or authorize or give permission to such counterparty to take actions that would otherwise be prohibited by the standstill provisions thereof. To the extent that Parent and/or the Company believes that there has been a breach of any confidentiality agreement entered into prior to the date hereof by the counterparty thereto, upon Parent’s request, the Company shall seek to enforce such confidentially agreement.

(h) On the date hereof, the Company shall notify the Company’s transfer agent that there is a stop transfer order with respect to all of the shares of Common Stock held by Kelso Investment Associates VI, L.P. and by KEP VI, LLC and that the Voting Agreement places limits on the voting and transfer of such shares of Common Stock, in each case until the earlier of the Closing and the termination of this Agreement. The Company agrees that in the event any Representative of the Company takes any action which, if taken by the Company, would constitute a breach of this Section 5.2, and the Company does not take reasonable action to seek to cure such breach within three (3) Business Days of the date on which the Company obtains Knowledge of such breach, then the Company shall be deemed to be in breach of this Section 5.2.

5.3. Proxy Statement.

(a) As promptly as practicable (and in any event within twelve (12) Business Days) after the date hereof, the Company shall prepare and file a preliminary proxy statement relating to the Stockholders Meeting (together with any amendments thereof or supplements thereto, the “Proxy Statement”). Subject to Section 5.2, the Proxy Statement shall include the Company Recommendation. The Company agrees that, assuming Parent’s compliance with the last sentence of this Section 5.3(a), at the date of mailing to stockholders of the Company and at the time of the Stockholders Meeting, (i) the Proxy Statement will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder, including Item 14(b)(6) of Schedule 14A, and (ii) none of the information supplied by it or any of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Parent agrees to provide or cause to be provided all information with respect to itself, its Subsidiaries and its Representatives as may be reasonably requested by the Company for inclusion in the Proxy Statement, and that, at the date of mailing to stockholders of the Company and at the time of the Stockholders Meeting, none of the information supplied by it or any of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The Company shall promptly notify Parent of the receipt of all comments of the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to Parent copies of all correspondence between the Company and/or any of its Representatives and the SEC with respect to the Proxy Statement. The Company and Parent shall each use its reasonable best efforts to promptly provide responses to the SEC with respect to all comments received on the Proxy Statement from the SEC and the Company shall cause the definitive Proxy Statement to be mailed promptly, and in no event more than five (5) Business Days, after the date the SEC staff advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement; provided that the Company shall not be required to (and shall not without Parent’s written consent) mail the Proxy Statement prior to the No-Shop Period Start Date.

(c) Subject to applicable Law, prior to filing or mailing the Proxy Statement or filing any other required filings (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall provide Parent with an opportunity to review and comment on such document or response and shall include in such document or response comments reasonably proposed by Parent.

5.4. Stockholders Meeting.

(a) Subject to Section 5.3(a), the Company will take, in accordance with applicable Law and its certificate of incorporation and bylaws, all reasonable action necessary to convene a meeting of holders of Shares (the “Stockholders Meeting”) as promptly as practicable after the date of mailing (but in any event within thirty-five (35) days thereafter) of the Proxy Statement to consider and vote upon the adoption of this Agreement; provided that the Company may postpone or adjourn the Stockholders Meeting (i) with the consent of Parent, (ii) for the absence of a quorum, (iii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Company has determined in good faith is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Stockholders Meeting, or (iv) if the Company has provided a written notice to Parent and Merger Sub pursuant to Section 5.2(d)(ii) hereof and the deadline contemplated by Section 5.2(d) with respect to such notice has not been reached. Subject to Section 5.2(d), the Company Board shall recommend such adoption and shall take all reasonable lawful action to solicit such adoption of this Agreement. Notwithstanding the foregoing, Parent may require the Company to adjourn or postpone the Stockholders Meeting one (1) time for up to 10 Business Days (but in no event to a date that is less than two (2) Business Days prior to the Termination Date), unless prior to such adjournment the Company shall have received an aggregate number of proxies voting for the adoption of this Agreement and the transactions contemplated hereby (including the Merger), which have not been withdrawn, such that the condition in Section 6.1(a) will be satisfied at such meeting.

(b) The Company shall establish a record date for purposes of determining stockholders entitled to notice of and vote at the Stockholders Meeting (the “Record Date”) that is approximately thirty (30) days prior to the date of the Stockholders Meeting. Once the Company has established the Record Date, the Company shall not change such Record Date or establish a different record date for the Stockholders Meeting without the prior written consent of Parent, unless required to do so by applicable Law or the Company’s by-laws. In the event that the date of the Stockholders Meeting as originally called is for any reason adjourned or postponed or otherwise delayed, the Company agrees that unless Parent shall have otherwise approved in writing, it shall implement such adjournment or postponement or other delay in such a way that the Company does not establish a new Record Date for the Stockholders Meeting, as so adjourned, postponed or delayed, except as required by applicable Law or the Company’s by-laws.

(c) Subject to Section 5.2(d), at the Stockholders Meeting, the Company shall, through the Company Board make the Company Recommendation and take all reasonable lawful action to solicit the Stockholder Approval. Notwithstanding any Change of Recommendation, unless this Agreement has been terminated pursuant to and in accordance with Article VII, this Agreement shall be submitted to the Company’s stockholders for the purpose of obtaining the Stockholder Approval. The Company shall, upon the reasonable request of Parent, advise Parent at least on a daily basis on each of the last seven (7) Business Days prior to the date of the Stockholders Meeting, as to the aggregate tally of the proxies received by the Company with respect to the Stockholder Approval. Without the prior written consent of Parent, the adoption of this Agreement and the transactions contemplated hereby (including the Merger) shall be the only matter (other than procedure matters) which the Company shall propose to be acted on by the stockholders of the Company at the Stockholders Meeting.

5.5. Reasonable Best Efforts; Filings; Other Actions.

(a) Upon the terms and subject to the conditions of this Agreement and without limiting any express obligations of the parties hereunder, each party hereto shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated hereby as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all material notices, reports and other filings and to obtain as promptly as practicable all material consents, approvals, registrations, authorizations, waivers, Permits and Orders necessary to be obtained from any third party under the terms of any Contract required to be disclosed on the Company Disclosure Schedule and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement. Without limiting the foregoing, Parent shall vote (or consent with respect to) or cause to be voted (or a consent to be given with respect to) any Shares and any shares of common stock of Merger Sub beneficially owned by it or any of its Subsidiaries in favor of the adoption of this Agreement. Notwithstanding anything to the contrary contained in this Agreement, all obligations of the Company, Parent and Merger Sub to obtain the Financing or any other financing for the transactions contemplated hereby shall be governed exclusively by Section 5.12 and Section 5.13, and not this Section 5.5.

(b) The Company shall, and Parent and Merger Sub shall, cause its “ultimate parent entity” to (i) file with the Department of Justice and the Federal Trade Commission a Pre-Merger Notification and Report Form pursuant to the HSR Act in respect of the transactions contemplated hereby and (ii) duly make all notifications and other filings required under any other Regulatory Law in respect of the transactions contemplated hereby, in each case, as promptly as practicable after the date of this Agreement, and each party will use its reasonable best efforts to take or cause to be taken all actions reasonably necessary consistent with this Section 5.5, including to comply promptly and fully with any requests for information from regulatory Governmental Entities, to obtain any clearance, waiver, approval or authorization relating to the HSR Act or other applicable Regulatory Law that is necessary to enable the parties to consummate the transactions contemplated hereby.

(c) The Company, Parent and Merger Sub shall each use its reasonable best efforts to resolve such objections, if any, as may be asserted with respect to the transactions contemplated hereby under any Regulatory Law. If any Action, including any Action by a private party, is instituted (or threatened to be instituted) challenging the transactions contemplated hereby as violative of any Regulatory Law, then the Company, Parent and Merger Sub shall each cooperate in all respects and use its respective reasonable best efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other Order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of the transactions contemplated hereby, including by pursuing all reasonable avenues of administrative and judicial appeal.

(d) Each of the Company, Parent and Merger Sub shall (i) subject to any restrictions under any Regulatory Law, to the extent practicable, promptly notify each other of any communication to that party from any Governmental Entity (including the Federal Trade Commission and the Antitrust Division of the Department of Justice) with respect to this Agreement and the transactions and other agreements contemplated hereby and permit the other party to review in advance any proposed written communication to any Governmental Entity, (ii) unless required by applicable Law, not agree to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry with respect to this Agreement and the transactions and other agreements contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat, in each case to the extent practicable, (iii) subject to any restrictions under any Regulatory Law, furnish the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and its Affiliates and their respective Representatives on the one hand, and any Governmental Entity or members of its staff on the other hand, with respect to this Agreement and the transactions and other agreements contemplated hereby (excluding documents and communications which are subject to preexisting confidentiality agreements and to the attorney client privilege or work product doctrine) and (iv) furnish the other party with such necessary information and reasonable assistance as such other party and its Affiliates may reasonably request in connection with their preparation of necessary filings, registrations, or submissions of information to any Governmental Entities in connection with this Agreement and the transactions and other agreements contemplated hereby and thereby, including without limitation any filings necessary or appropriate under the provisions of any Regulatory Law.

(e) Without limiting the provisions of this Section 5.5, each party hereto shall promptly make the filings required to be made by it pursuant to ISRA and with any other Governmental Entities in any jurisdiction in which the parties reasonably believe it is necessary or advisable. The Company shall, at its sole cost and expense, comply with and complete all requirements and obligations imposed by ISRA that are required under ISRA to be completed prior to the Closing. Prior to Closing, the Company shall provide to Parent documentation confirming compliance and completion of such requirements of ISRA, such as an authorization letter, an approved negative declaration, a no further action letter, or a response action outcome. In the event such documentation is not received prior to Closing, the Company shall submit a remediation certification or equivalent with the New Jersey Department of Environmental Protection and establish any required remediation funding source necessary to allow the transaction contemplated herein to proceed pending the completion of all remaining ISRA obligations by the Company after Closing, and shall provide to Parent prior to Closing a copy of such remediation certification or equivalent and evidence of any such remediation funding source.

5.6. Access and Reports.

(a) Subject to applicable Law, from and after the date of this Agreement to the Effective Time, upon reasonable notice, the Company shall, and shall cause each of its Subsidiaries to, (i) afford to Parent, Merger Sub and each of their Representatives, reasonable access, during normal business hours, to its officers, employees, properties, offices and other facilities, books, contracts and records and (ii) furnish or cause to be furnished such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of the Company and its Subsidiaries as Parent Merger Sub or their Representatives may reasonably request; provided that no investigation pursuant to this Section 5.6 shall affect or be deemed to modify any representation or warranty made by the Company herein, and provided, further, that the foregoing shall not require the Company or any of its Subsidiaries (x) to permit any inspection, or to disclose any information, that would violate any of its obligations with respect to confidentiality so long as the Company shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure or (y) to disclose any information of the Company or any of its Subsidiaries that would reasonably be expected to waive the protection of attorney-client privilege if the Company shall have used reasonable best efforts to disclose such information in a way that would not waive such privilege.

(b) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, (i) of any notice or other communication received by such party from any Governmental Entity in connection with the transactions contemplated by this Agreement or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, (ii) of any Actions commenced or, to such party’s knowledge, threatened against, relating to or otherwise affecting such party or any of its Affiliates in connection with, arising from or relating to this Agreement or the transactions contemplated by this Agreement (“Transaction Litigation”) or (iii) if such party becomes aware of any facts or circumstances that such party believes do, or with the passage of time are reasonably likely to, constitute a breach of this Agreement by the other party or the occurrence or non-occurrence, of any event that, individually or in the aggregate, would reasonably be expected to cause any condition to the obligations of any party hereto to effect the Merger or any of the other transactions contemplated by this Agreement not to be satisfied; provided that the delivery of any notice pursuant to this Section 5.6(b) shall not cure any breach of any representation, warranty or covenant in this Agreement or otherwise limit or affect the remedies available hereunder to any party hereto.

5.7. Publicity.

(a) The initial press release regarding the Merger shall be a joint press release by the Company and Parent and thereafter (unless and until a Change of Recommendation has occurred or in connection with Section 5.2(d)) the Company and Parent each shall consult with each other prior to issuing any press releases or otherwise making public announcements (including conference calls with investors and analysts) with respect to the Merger or any of the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity or the NYSE with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with the NYSE or by the request of any Governmental Entity (in which case, such party shall, to the extent practicable, consult with the other parties before issuing such press release or making such public announcement or filing). The Company shall also use reasonable commercial efforts to provide Parent advance notice of any material Merger Communication containing information not previously contained in a press release or prior Merger Communication prior to disseminating the same to any investor, analyst, member of the media, employee, client, customer or other third party or otherwise made accessible on the website of the Company or such participant (whether in written, video or oral form via webcast, hyperlink or otherwise), and shall consider in good faith any timely comments made by Parent and its counsel on any such Merger Communication.

(b) Upon Parent’s request, (i) the Company and Parent shall promptly prepare a mutually acceptable joint written presentation to RiskMetrics Group recommending this Agreement and the transactions contemplated hereby, including the Merger, and (ii) the Company shall request a meeting with RiskMetrics Group to occur after the No-Shop Period Start Date for purposes of obtaining its recommendation of the adoption of this Agreement by the Company’s stockholders; provided that the foregoing obligations shall not apply in the event the Company Board shall have made a Change of Recommendation.

5.8. Employee Benefits.

(a) For a period of not less than one year following the Closing Date, the Surviving Corporation shall provide all individuals who are employees of the Company and its Subsidiaries (including employees who are not actively at work on account of illness, disability or leave of absence) on the Closing Date (the “Affected Employees”), while employed by the Company or the Subsidiaries, with compensation and benefits which are substantially comparable in the aggregate to the compensation and benefits provided to such Affected Employees as of the date of this Agreement (other than equity compensation incentives and any compensation or benefits triggered in whole or in part by the consummation of the transactions contemplated hereby). Nothing contained in this Section 5.8 shall be deemed to grant any Affected Employee any right to continued employment after the Closing Date.

(b) Parent will cause any employee benefit plans of Parent and its Subsidiaries (other than the Surviving Corporation and its Subsidiaries) in which the Affected Employees are entitled to participate after the Closing Date to take into account for purposes of eligibility, vesting, level of benefits (but not benefit accruals under defined benefit pension plans), service by such employees as if such service were with Parent or its Subsidiaries, to the same extent such service was credited under an analogous Plan (except to the extent it would result in a duplication of benefits).

(c) To the extent permitted under applicable Law, with respect to any employee benefit plans maintained by Parent and its Subsidiaries for the benefit of the Affected Employees following the Closing Date, Parent will cause the Surviving Corporation and its Subsidiaries to (i) cause there to be waived any eligibility requirements or pre-existing condition limitations or waiting period requirements to the same extent waived under analogous Plans prior to the Closing Date and (ii) give effect, in determining any deductible, co-insurance and maximum out-of-pocket limitations, amounts paid by such employees during the calendar year in which Effective Time occurs under analogous Plans.

(d) From and after the Effective Time, with respect to the matter referred to on Schedule 5.8(d), Parent shall, and shall cause the Surviving Corporation and any successor thereto, to honor, fulfill and discharge the Company’s and its Subsidiaries’ obligations under the plans and agreements identified in Section 5.8(d) of the Company Disclosure Schedule in accordance with the terms of such plans and agreements.

(e) Nothing contained in this Section 5.8, express or implied (i) shall be construed to establish, amend, or modify any benefit plan, program, agreement or arrangement or (ii) is intended to confer upon any Person (including employees, retirees, or dependents or beneficiaries of employees or retirees) any rights as a third-party beneficiary of this Agreement.

5.9. Expenses. Except as otherwise provided in this Agreement (including in Sections 5.13, 5.17, 7.5, 7.6 and 8.11), whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense. The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the transactions contemplated in Article II.

5.10. Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, the Surviving Corporation agrees that it will indemnify and hold harmless, to the fullest extent permitted under applicable Law, each present and former director and officer of the Company (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties’ service as a director or officer of the Company or any of its Subsidiaries or services performed by such persons at the request of the Company or its Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including, for the avoidance of doubt, in connection with (i) the transactions contemplated by this Agreement and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party. The Surviving Corporation shall also advance costs and expenses (including attorneys’ fees) as incurred by any Indemnified Party within fifteen (15) days after receipt by Parent of a written request for such advance to the fullest extent permitted under applicable Law; provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification (it being understood and agreed that the Surviving Corporation shall not require the posting of any bond or any other security for such undertaking).

(b) Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time, to obtain and fully pay the premium for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, and (ii) the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions, coverage limits and limits of liability that are not materially less favorable than the coverage provided under the Company’s existing policies in effect on the date hereof with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby). If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are at least as favorable as the coverage provided in the Company’s existing policies as of the date hereof, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use reasonable best efforts to purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favorable as the coverage provided under the Company’s existing policies as of the date hereof. Notwithstanding the foregoing, (x) in no event shall Parent or the Surviving Corporation be required to expend for any such policies pursuant to this Section 5.10(b) an annual premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance, and (y) if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) If Parent or the Surviving Corporation or any of their respective successors or assigns shall (i) consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 5.10.

(d) The provisions of this Section 5.10 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties.

(e) The rights of the Indemnified Parties under this Section 5.10 shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation or bylaws or comparable governing documents of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the certificate of incorporation or bylaws of the Company or of any Subsidiary of the Company or any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries shall survive the Merger and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

5.11. Rule 16b-3. Prior to the Effective Time, the Company shall take such steps as may be reasonably requested by any party hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated hereby by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act in accordance with that certain No-Action Letter dated January 12, 1999 issued by the SEC regarding such matters.

5.12. Financing.

(a) Subject to the terms and conditions of this Agreement (including Section 5.12(d) hereof), each of Parent and Merger Sub shall use its reasonable best efforts to obtain the Financing on the terms and conditions (including the flex provisions) described in the Financing Letters and any related Fee Letter (taking into account the anticipated timing of the Marketing Period) and shall not permit any amendment or modification to be made to, or consent to any waiver of any provision or remedy under, the Financing Letters or any related Fee Letter, if such amendment, modification or waiver (i) reduces the aggregate amount of the Financing (including by changing the amount of fees to be paid or original issue discount) from that contemplated in the Financing Letters, or (ii) imposes new or additional conditions or other terms or otherwise expands, amends or modifies any of the conditions to the receipt of the Financing or other terms in a manner that would reasonably be expected to (x) delay or prevent the Closing Date, (y) make the timely funding of the Financing or satisfaction of the conditions to obtaining the Financing less likely to occur or (z) adversely impact the ability of Parent or Merger Sub, as applicable, to enforce its rights against other parties to the Equity Financing Letter when required pursuant to Section 8.7(b) of this Agreement or the definitive agreements with respect thereto. For purposes of clarification, the foregoing shall not prohibit Parent from amending the Debt Commitment Letter and any related Fee Letter to add additional lender(s) (and Affiliates of such additional lender(s)) as a party thereto so long as the aggregate number of lenders party to the Debt Commitment Letter and any related Fee Letter does not exceed three (3) (with each party, together with all Affiliates of such party, counted as one lender for such purpose). Any reference in this Agreement to (A) “Financing” shall include the financing contemplated by the Financing Letters as amended or modified in compliance with this Section 5.12 and (B) “Financing Letters” or “Debt Commitment Letter” shall include such documents as amended or modified in compliance with this Section 5.12(a).

(b) Subject to the terms and conditions of this Agreement (including Section 5.12(d) hereof), each of Parent and Merger Sub shall use its reasonable best efforts (taking into account the anticipated timing of the Marketing Period) (i) to maintain in effect the Financing Letters in accordance with the terms and subject to the conditions thereof, (ii) to negotiate and enter into all definitive agreements with respect to the Debt Financing contemplated by the Debt Commitment Letter on the terms and conditions (including the flex provisions) contained in the Debt Commitment Letter and any related Fee Letter, (iii) to satisfy all conditions to such definitive agreements that are applicable to Parent and Merger Sub that are within their control and consummate the Financing at or prior to the Closing, and (iv) to comply with its obligations under the Financing Letters and any related Fee Letter. For the avoidance of doubt, Parent shall be responsible for timely provision of any post-Closing pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any pro forma financial information to be delivered by the Company pursuant to Section 5.13. Parent shall keep the Company reasonably informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Financing and provide to the Company copies of all executed definitive documents related to the Debt Financing (provided that the Fee Letter may be redacted as contemplated by Section 4.5(b)). Without limiting the generality of the foregoing, Parent and Merger Sub shall give the Company prompt notice (x) of any breach or default by any party to any Financing Letters or definitive document related to the Financing of which Parent and Merger Sub become aware and (y) of the receipt by Parent or Merger Sub of any notice or other communication from any Financing source with respect to any (A) breach, default, termination or repudiation by any party to any Financing Letters or any definitive document related to the Financing of any provisions of the Financing Letters or any definitive document related to the Financing or (B) material dispute or disagreement between or among any parties to any Financing Letters or any definitive document related to the Financing. As soon as reasonably practicable, but in any event within five days of the date the Company delivers Parent or Merger Sub a written request, Parent and Merger Sub shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (x) or (y) of the immediately preceding sentence.

(c) Subject to the terms and conditions of this Agreement (including Section 5.12(d) hereof), if any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, Parent shall use its reasonable best efforts to arrange promptly to obtain alternative financing from alternative sources on terms and conditions not less favorable, in the aggregate, to Parent and Merger Sub than those contained in the Debt Commitment Letter and any related Fee Letter and in an amount at least equal to the Debt Financing or such unavailable portion thereof, as the case may be (the “Alternate Debt Financing”), and to obtain a new financing commitment letter with respect to such Alternate Debt Financing (the “New Debt Commitment Letter”) which shall replace the existing Debt Commitment Letter, a true, complete and correct copy of which (together with any related fee letter) shall be promptly provided to the Company; provided that neither Parent nor Merger Sub shall be required to execute any New Debt Commitment Letter or arrange for such Alternate Debt Financing on terms and conditions (including flex provisions) which are less favorable (unless otherwise determined by Parent), in the aggregate, to Parent and Merger Sub than those included in the Debt Commitment Letter that such New Debt Commitment Letter is replacing). In the event any New Debt Commitment Letter is obtained, (i) any reference in this Agreement to the “Financing” or the “Debt Financing” shall mean the debt financing contemplated by the Debt Commitment Letters as modified pursuant to clause (ii) below, (ii) any reference in this Agreement to the “Financing Letters” or the “Debt Commitment Letter” shall be deemed to include the Debt Commitment Letters that are not superseded by a New Debt Commitment Letter at the time in question and the New Debt Commitment Letters to the extent then in effect and (iii) any reference in this Agreement to “Fee Letter” shall be deemed to include any fee letter relating to the Debt Commitment Letters that are not superseded by a New Debt Commitment Letter at the time in question and the New Debt Commitment Letters to the extent then in effect.

(d) Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 5.12 shall require, and in no event shall the reasonable best efforts of Parent or Merger Sub be deemed or construed to require, either Parent or Merger Sub to (i) bring any enforcement action against any source of the Financing to enforce its respective rights under the Financing Letters, except that Parent shall seek enforcement of the Equity Financing Letter solely if the Company seeks and is granted a decree of specific performance after all conditions to the granting therefor set forth in Section 8.7(b) of this Agreement have been satisfied, (ii) seek the Equity Financing from any source other than those counterparty to, or in any amount in excess of that contemplated by, the Equity Financing Letter or (iii) pay any fees in excess of those contemplated by the Financing Letters (whether to secure waiver of any conditions contained therein or otherwise).

5.13. Financing Cooperation

(a) Prior to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, and shall use its reasonable best efforts to cause the Representatives of the Company and each of its Subsidiaries to, provide to Parent such cooperation reasonably requested by Parent to assist Parent in causing the conditions in the Debt Financing Letters to be satisfied and such cooperation as is otherwise necessary or reasonably requested by Parent in connection with the Debt Financing, the Debt Payoff, the Debt Tender Offer, the Consent Solicitation and/or any defeasance or satisfaction and discharge of the 2014 Notes in accordance with their terms (for the avoidance of doubt, any references to Debt Financing or Financing in this Section 5.13 shall include the issuance of the senior notes contemplated by the Debt Commitment Letter), including cooperation that consists of:

(i) participating in a customary and reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies;

(ii) assisting with the preparation of a customary rating agency presentation, bank information memoranda, and high-yield offering prospectuses or memoranda required in connection with the Financing, provided, that any such bank information memoranda or high-yield offering prospectuses or memoranda shall contain disclosure and financial statements reflecting the Surviving Corporation and/or its Subsidiaries as the obligor;

(iii) executing and delivering any pledge and security documents, supplemental indenture, currency or interest hedging arrangements, other definitive financing documents, a certificate of the chief financial officer of the Company with respect to solvency of the Company and its Subsidiaries on a consolidated basis to the extent required in connection with the Financing, and other certificates or documents and back-up therefor and for legal opinions as may be reasonably requested by Parent (including consents of accountants for use of their reports in any materials relating to the Debt Financing) and otherwise reasonably facilitating the pledging of collateral;

(iv) furnishing Parent and its Financing sources as promptly as practicable with (A) unaudited consolidated balance sheets and related statements of income and cash flows of the Company for each fiscal quarter ended after the close of its most recent fiscal year and at least 40 days prior to the Closing Date and (B) all financial statements, pro forma financial information, financial data, audit reports and other information regarding the Company and its Subsidiaries of the type that would be required by Regulation S-X and Regulation S-K promulgated under the Securities Act for a registered public offering of non-convertible debt securities of the Company (including for Parent’s preparation of pro forma financial statements), to the extent the same is of the type and form customarily included in an offering memorandum for private placements of non-convertible high-yield bonds under Rule 144A promulgated under the Securities Act (which, for the avoidance of doubt, shall not include any financial statements required by Regulation S-X Rule 3-10 or 3-16 or any Compensation, Discussion and Analysis required by Regulation S-K Item 402(b)), or otherwise necessary to receive from the Company’s independent accountants customary “comfort” (including “negative assurance” comfort) with respect to the financial information to be included in such offering memorandum and which, with respect to any interim financial statements, shall have been reviewed by the Company’s independent accountants as provided in SAS 100 (all such information in this clause (iv), the “Required Information”);

(v) using reasonable best efforts to cooperate with Parent and Parent’s efforts to obtain customary and reasonable accountants’ comfort letters, corporate and facilities ratings, consents, landlord waivers and estoppels, non-disturbance agreements, non-invasive environmental assessments, legal opinions, surveys and title insurance (including providing reasonable access to Parent and its Representatives to all Company Real Property) as reasonably requested by Parent;

(vi) taking all actions reasonably necessary to (x) permit the prospective lenders involved in the Financing to evaluate the Company and its Subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements to the extent customary and reasonable and (y) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing;

(vii) entering into one or more credit or other agreements on terms satisfactory to Parent in connection with the Debt Financing immediately prior to the Effective Time to the extent direct borrowings or debt incurrences by the Company or any Company Subsidiary are contemplated by the Debt Commitment Letter;

(viii) at Company’s option, taking or appointing a Representative of Parent to take all corporate actions, subject to the concurrent occurrence of the Closing, reasonably requested by Parent to permit the consummation of the Debt Financing; and

(ix) requesting customary payoff letters, Lien terminations and instruments of discharge to be delivered at Closing to allow for the payoff, discharge and termination in full on the Closing Date of all indebtedness and Liens under the Credit Agreement (the “Debt Payoff”);

provided that (v) nothing herein shall require such cooperation to the extent it would require the Company to waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses prior to the Effective Time for which it has not received prior reimbursement by or on behalf of Parent, or give any indemnities that are effective prior to the Effective Time, (w) nothing herein shall require such cooperation from the Company or its Subsidiaries to the extent it would unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, (x) no action, liability or obligation of the Company or any of its Subsidiaries or any of their respective Representatives under any certificate, agreement, arrangement, document or instrument relating to the Debt Financing shall be effective until the Effective Time, (y) the Company shall not be deemed in breach of its obligations pursuant to clause (iii) of this Section 5.13(a) for failure to deliver the certificate with respect to solvency referred to in such clause (iii) solely to the extent that (A) the failure to deliver such certificate resulted from (I) any actual or anticipated principal amount of indebtedness in respect of the Debt Financing in excess of $785,000,000 (including availability under unfunded commitments), (II) any actual or anticipated amount of original issue discount or upfront fees in lieu thereof applied to the Debt Financing being in excess of the maximum amount of original issue discount or upfront fees in lieu thereof that may be imposed pursuant to the terms of the Debt Commitment Letter and Fee Letter (in each case as in effect on the date hereof), (III) any actual or anticipated aggregate fees payable in respect of the Debt Financing being in excess of the maximum aggregate fees payable in respect of the Debt Financing pursuant to the Debt Commitment Letter and Fee Letter (in each case as in effect on the date hereof), (IV) any actual or anticipated weighted-average cost applicable to the Debt Financing being in excess of the maximum weighted-average costs applicable to the Debt Financing pursuant to the Debt Commitment Letter and Fee Letter (in each case as in effect on the date hereof), or (V) the amount and timing of debt service payments in respect of the Debt Financing (including, as applicable, any Senior Notes (as defined in the Debt Commitment Letter)) and any other indebtedness first incurred by the Company or any of its Subsidiaries on the Closing Date at the written direction of Parent or Merger Sub or as a result of the Merger, or at any time after the Effective Time, or able to be incurred under facilities or other financing arrangements first entered into (including through assumption or guarantee) by the Company or any of its Subsidiaries on the Closing Date at the written direction of Parent or Merger Sub or as a result of the Merger, or at any time after the Effective Time, being materially less favorable to the Company and its Subsidiaries than those applicable to the Debt Financing as set forth in the Debt Commitment Letter and Fee Letter (in each case as in effect on the date hereof) and (B) any of the foregoing described in clauses (A)(I) - (A)(IV) resulted from an amendment to or modification, waiver or replacement of the Debt Commitment Letter or Fee Letter (in each case as in effect on the date hereof) (with it being understood and agreed, for the avoidance of doubt, that no exercise of any or all flex terms contained in the Debt Commitment Letter or Fee Letter (in each case as in effect on the date hereof) shall be considered an amendment, modification, waiver or replacement for purposes of this clause (y)) and (z) any bank information memoranda and high-yield offering prospectuses or memoranda required in relation to the Debt Financing (1) need not be issued by the Company or any of its Subsidiaries and (2) shall contain disclosure and financial statements reflecting the Surviving Corporation and/or its Subsidiaries as the obligor.

(b) Parent shall promptly, upon request by the Company, reimburse the Company for all of its documented reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 5.13.

(c) The Company, its Affiliates and their respective officers, advisors and Representatives shall be indemnified and held harmless by Parent for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Debt Financing, the Debt Payoff, the Debt Tender Offer, the Consent Solicitation, and/or the provision of information utilized in connection therewith (other than information provided in writing specifically for such use by or on behalf the Company or any of its Affiliates) to the fullest extent permitted by applicable Law.

(d) The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(e) All non-public or other confidential information provided by the Company or any of its Representatives pursuant to this Agreement shall be kept confidential in accordance with the Confidentiality Agreement; provided that Parent and Merger Sub shall be permitted to disclose such information to potential sources of capital, rating agencies, prospective lenders and investors and their respective Representatives in connection with the Financing so long as such Persons agree to be bound by the Confidentiality Agreement or other customary confidentiality undertaking reasonably satisfactory to the Company and of which the Company shall be a beneficiary.

(f) It is acknowledged and agreed that the Debt Financing may include Senior Notes (as defined in the Debt Commitment Letter) in lieu of the Senior Bridge Facility (as defined in the Debt Commitment Letter) and, as applicable, such Senior Notes shall be deemed part of the Debt Financing and Financing for all purposes of this Agreement, including that the funded principal amount of such Senior Notes shall (without limitation to other amounts to be included in such computation) be included in the computation of Consolidated Debt for Borrowed Money pursuant to clause (i) of the definition thereof for all purposes of this Agreement.

(g) Subject to the terms and conditions hereof, Parent shall cause the indebtedness under the Credit Agreement to be satisfied and discharged at the Closing except as may otherwise be agreed by any lender thereto.

5.14. Transaction Litigation. The Company and Parent shall give each other the opportunity to participate in the defense, settlement and/or prosecution of any Transaction Litigation; provided, that neither the Company nor any Company Subsidiary or Representative of the Company shall compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any Transaction Litigation or consent to the same unless Parent shall have consented in writing; provided, further, that after receipt of Stockholder Approval, the Company shall cooperate with Parent and, if requested by Parent, use its reasonable best efforts to settle any unresolved Transaction Litigation in accordance with Parent’s direction, except that in no event shall the Company be required to agree to any such settlement that would require the Company or any of its Subsidiaries to take or refrain from taking any action, or to pay any amount, prior to the Closing.

5.15. Resignation of Directors. At the Closing, except as otherwise may be agreed by Parent, the Company shall deliver to Parent the resignation of all members of the Company Board who are in office immediately prior to the Effective Time from the Company Board and the board of directors or similar governing body of each of the Company’s Subsidiaries, which resignations shall be effective at the Effective Time.

5.16. State Takeover Statutes. The Company and the Company Board (or the Transaction Committee of the Board of Directors, if appropriate) shall (i) take all reasonable action necessary to ensure that no Takeover Statute is or becomes applicable to this Agreement or the transactions provided for in this Agreement and (ii) if any Takeover Statute becomes applicable to this Agreement or the transactions contemplated by this Agreement, take all reasonable action necessary to ensure that the transactions provided for in this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Statute on this Agreement or the transactions provided for in this Agreement.

5.17. Actions with Respect to 2014 Notes.

(a) As soon as reasonably practicable after the receipt of any written request by Parent to do so, provided such request is received no later than 60 days after the date hereof, the Company shall or shall cause the issuer of the 2014 Notes to (i) commence an offer to purchase with respect to all of the outstanding aggregate principal amount of the 2014 Notes (the “Debt Tender Offer”) and/or (ii) seek consents to amendment or waiver of one or more covenants in the 2014 Notes and the Indenture (the “Consent Solicitation”), in each case on such terms and conditions, including pricing terms, that are reasonably specified, from time to time, by Parent and Parent shall assist the Company in connection therewith. Without Parent’s written consent, but subject to Section 5.17(b) below, the Company shall not, and shall cause each of its Subsidiaries not to, amend, waive, extend or agree to pay any amount in connection with any Debt Tender Offer, Consent Solicitation, defeasance or satisfaction and discharge with respect to the 2014 Notes or the Indenture. Notwithstanding the foregoing, (x) the closing of the Debt Tender Offer and the Consent Solicitation shall be conditioned on the occurrence of the Closing and funded by amounts provided by Parent or one of its Subsidiaries, and (y) the Company and its Subsidiaries shall not be required to take any action in violation of Law in connection with the Debt Tender Offer or the Consent Solicitation. Immediately prior to the Effective Time, Parent shall, and Surviving Corporation agrees on Parent’s behalf to, accept for payment and thereafter promptly pay for any indebtedness that has been properly tendered and not properly withdrawn pursuant to the Debt Tender Offer and deliver such 2014 Notes to the trustee for cancellation.

(b) Parent shall prepare all necessary and appropriate documentation (including, if applicable, all mailings to the holders of the 2014 Notes and all SEC filings) in connection with the Debt Tender Offer and/or the Consent Solicitation (the “2014 Note Transactions”). Parent and the Company shall reasonably cooperate with each other in the preparation of such documentation, which shall be subject to the prior review of, and comment by, the Company. If at any time prior to the completion of any 2014 Note Transaction any information in the such documentation should be discovered by the Company or Parent that should be set forth in an amendment or supplement to such documentation, so that such documentation shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party, and an appropriate amendment or supplement prepared by Parent (subject to the review of, and comment by, the Company) describing such information shall be disseminated by or on behalf of the Company or its Subsidiaries to the holders of the 2014 Notes.

(c) Without duplication of any amounts reimbursed by Parent pursuant to Section 5.12(b), Parent shall promptly, upon request by the Company, reimburse the Company for all documented reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 5.17. Without duplication of any amounts reimbursed by Parent pursuant to Section 5.12(b) or the immediately foregoing sentence, Parent shall indemnify and hold harmless the Company, its Affiliates and their respective officers, advisors and Representatives from and against any and all losses, damages, claims, costs, expenses, interests, awards, judgments and penalties suffered or incurred by any of them of any type in connection with the 2014 Note Transactions and/or the provision of information utilized in connection therewith (other than information provided in writing specifically for such use by or on behalf of the Company or any of its Affiliates) to the fullest extent permitted by Applicable Law.

5.18. Modifications to Confidentiality Agreement; Other Matters. The Company hereby agrees that (a) the Confidentiality Agreement shall hereby be deemed amended and/or waived to the extent required to permit, and the execution and delivery of this Agreement by the Company shall constitute the written consent of the Company allowing, all actions of the Parent or Merger Sub permitted or contemplated by this Agreement and (b) Madison Dearborn Partners, L.L.C. is an express third party beneficiary of any waiver to and/or amendment of the Confidentiality Agreement contained in or contemplated by this Section 5.18. Notwithstanding anything in this Agreement or the Confidentiality Agreement to the contrary, without the prior written consent of the Company, Parent shall not, and shall cause its Affiliates not to, purchase any debt or equity securities of the Company at any time prior to the Effective Time or, if the Effective Time does not occur, the later of (i) the termination of this Agreement and (ii) the termination of the “standstill” provisions in the Confidentiality Agreement.

5.19. Leverage Ratio Certificate. On each date on which the Company files with the SEC its Quarterly Report on Form 10-Q (a “10-Q”) or Annual Report on Form 10-K (a “10-K”) (or, if earlier, the date on which such 10-Q or 10-K, as applicable was required to be filed), the Company shall, together with supporting calculations in reasonable detail, deliver to Parent and Merger Sub a certificate executed by the Chief Financial Officer of the Company (the “Leverage Ratio Certificate”) setting forth, as of the last day of the immediately preceding quarterly period, the ratio of Consolidated Debt for Borrowed Money of the Company and its Subsidiaries (after giving pro forma effect to the Merger, the other transactions contemplated by this Agreement and the transactions contemplated by the Financing Letters to Consolidated EBITDA) of the Company and its Subsidiaries for such four quarter period; provided that, for this purpose, without otherwise limiting amounts that would also be included in such computation, (x) “Consolidated Debt for Borrowed Money” of the Company and its Subsidiaries under clause (i) of the definition of Consolidated Debt for Borrowed Money shall not exceed an amount equal to (A) $690,000,000 minus (B) the sum of (1) the aggregate principal amount of all 2014 Notes that are not purchased in the Debt Tender Offer and not defeased or satisfied and discharged as provided in Debt Commitment Letter (but it being understood and agreed that the amount determined pursuant to this clause (B)(1) shall be included in Consolidated Debt for Borrowed Money pursuant to clause (ii) of the definition thereof) and (2) the prorated portion of the related tender premiums not required to be paid in connection therewith and (y) other than as specified in the immediately foregoing clause (x), “Consolidated Debt for Borrowed Money” of the Company and its Subsidiaries shall not include indebtedness for borrowed money first incurred by the Company and its Subsidiaries on the Closing Date at the written direction of Parent or Merger Sub, or as a result of the Merger, or at any time after the Effective Time.

ARTICLE VI

CONDITIONS

6.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger and the other transactions contemplated herein is subject to the satisfaction or written waiver by Parent and the Company at or prior to the Effective Time of each of the following conditions, except that the conditions in Section 6.1(a) may not be waived by any party:

(a) Stockholder Approval. This Agreement shall have been duly adopted by (i) holders of Shares constituting the Requisite Company Vote in accordance with applicable Law and the certificate of incorporation and bylaws of the Company and (ii) holders of a majority of the outstanding Shares entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose, excluding, for purposes of this clause (ii) only, Shares beneficially owned by Affiliates of Kelso & Company as of the Record Date (together with the Requisite Company Vote, the “Stockholder Approval”).

(b) Regulatory Consents. Any applicable waiting periods (including any extensions thereof) under the HSR Act and any other applicable Regulatory Law shall have expired or been terminated and all consents, approvals and actions of, filings with, and notices to, all Governmental Entities required of Parent, Merger Sub, the Company or any of their respective Affiliates in connection with the transactions contemplated hereby shall have been made, obtained or effected, as the case may be, except for those, the failure of which to be made, obtained or effected would not, in the aggregate, have a Company Material Adverse Effect.

(c) Orders. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order or Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits the consummation of the Merger or otherwise makes the consummation of the Merger illegal.

6.2. Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger and the other transactions contemplated herein are also subject to the satisfaction or written waiver by Parent at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Other than the Capitalization Representations and the representations and warranties of the Company contained in Sections 3.3, 3.7(ii), 3.17 and 3.18, the representations and warranties of the Company contained in this Agreement shall be true and correct in all respects when made and as of the Closing as if made at such time (or, to the extent such representations and warranties speak as of a specified date, they need only be true and correct in all respects as of such specified date) interpreted without giving effect to the words “materially” or “material” or to any qualifications based on such terms or based on the defined term “Company Material Adverse Effect,” except where the failure of such representations and warranties to be true and correct, in the aggregate, does not constitute a Company Material Adverse Effect, (ii) the representations and warranties set forth in Sections 3.3 and 3.18 shall be true and correct in all material respects when made and as of the Closing as if made at such time

(or, to the extent such representations and warranties speak as of a specified date, they need only be true and correct in all respects as of such specified date) interpreted without giving effect to the words “materially” or “material” or to any qualifications based on such terms or based on the defined term “Company Material Adverse Effect,” (iii) the Capitalization Representations shall be true and correct in all respects when made and as of the Closing as if made at such time, except for inaccuracies that do not, individually or in the aggregate, require payments at the Closing under Section 2.7 or Section 2.8 in excess of $1,000,000, and (iv) the representations and warranties contained in Sections 3.7(ii) and 3.17 shall be true and correct in all respects when made and as of the Closing as if made at such time.

(b) Performance of Obligations. The Company shall have performed or complied with in all material respects its agreements and covenants contained in this Agreement that are required to be performed or complied with by it at or prior to the Closing pursuant to the terms hereof.

(c) Officer’s Certificate. Parent and Merger Sub shall have received a certificate signed by an executive officer of the Company, dated the Closing Date, to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied or waived.

(d) FIRPTA Certificate. The Company shall have delivered to Parent a properly completed and executed certificate to the effect that the Common Stock of the Company is not a U.S. real property interest (such certificate in the form required by Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)(3)), along with written authorization for Parent to deliver such form to the Internal Revenue Service on behalf of the Company upon Closing.

(e) Consolidated Debt for Borrowed Money to EBITDA Ratio. The ratio of (i) Consolidated Debt for Borrowed Money of the Company and its Subsidiaries as of the Closing Date after giving pro forma effect to the Merger, the other transactions contemplated by this Agreement and the transactions contemplated by the Financing Letters to (ii) Consolidated EBITDA of the Company and its Subsidiaries for the four quarter period ended not less than forty (40) days prior to the Closing shall not be greater than 5.4 to 1 (the “Maximum Leverage Ratio”); provided that, for this purpose, without otherwise limiting amounts that would also be included in such computation, (x) “Consolidated Debt for Borrowed Money” of the Company and its Subsidiaries under clause (i) of the definition of Consolidated Debt for Borrowed Money shall not exceed an amount equal to (A) $690,000,000 minus (B) the sum of (1) the aggregate principal amount of all 2014 Notes that are not purchased in the Debt Tender Offer and not defeased or satisfied and discharged as provided in Debt Commitment Letter (but it being understood and agreed that the amount determined pursuant to this clause (B)(1) shall be included in Consolidated Debt for Borrowed Money pursuant to clause (ii) of the definition thereof) and (2) the prorated portion of the related tender premiums not required to be paid in connection therewith and (y) other than as specified in the immediately foregoing clause (x), “Consolidated Debt for Borrowed Money” of the Company and its Subsidiaries shall not include indebtedness for borrowed money first incurred by the Company and its Subsidiaries on the Closing Date at the written direction of Parent or Merger Sub, or as a result of the Merger, or at any time after the Effective Time.

6.3. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger and the other transactions contemplated herein to be effected at the Closing are also subject to the satisfaction or waiver in writing by Parent at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in Article IV (other than those contained in Section 4.7) shall be true and correct in all respects when made and as of the Closing as if made at such time (or, to the extent such representations and warranties speak as of a specified date, they need only be true and correct in all respects as of such specified date) interpreted without giving effect to the words “materially” or “material” or to any qualifications based on such terms or based on the defined term “Parent Material Adverse Effect,” except where the failure of such representations and warranties to be true and correct, in the aggregate, does not constitute a Parent Material Adverse Effect, and the representations and warranties of Parent and Merger Sub contained in Section 4.7 shall be true and correct in all respects when made and as of the Closing as if made at such time.

(b) Performance of Obligations. Each of Parent and Merger Sub shall have performed or complied in all material respects its agreements and covenants contained in this Agreement that are required to be performed or complied by it at or prior to the Closing pursuant to the terms hereof.

(c) Officer’s Certificate. The Company shall have received a certificate signed by an executive officer of Parent, dated the Closing Date, to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied or waived.

6.4. Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 6.2 or 6.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to comply with its obligations under this Agreement.

ARTICLE VII

TERMINATION

7.1. Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Stockholder Approval is obtained, by mutual written consent of the Company and Parent after action of their respective boards of directors.

7.2. Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by the Company upon action of the Company Board or Parent upon action of the Parent’s board of directors if:

(a) the Merger shall not have been consummated by October 7, 2010 (the “Termination Date”), whether such date is before or after the Stockholder Approval is obtained; provided that (i) the right to terminate this Agreement pursuant to this Section 7.2(a) shall not be available to any party if the failure of the Merger to have been consummated on or before the Termination Date was primarily due to the failure of such party to perform any of its obligations under this Agreement, (ii) if the Marketing Period has commenced on or before any such Termination Date, but not ended on or before any such Termination Date, such Termination Date shall automatically be extended by one month and (iii) the Termination Date shall not occur sooner than three Business Days after the final day of the Marketing Period; and provided, further (x) any purported termination of this Agreement under this Section 7.2(a) shall be deemed a termination under Section 7.2(b) if, at the time of any such intended termination by the Company, either the Company or Parent is entitled to terminate this Agreement pursuant to Section 7.2(b) and (y) any purported termination of this Agreement under this Section 7.2(a) shall be deemed a termination under Section 7.3(b) or Section 7.3(c), respectively, if, at the time of any such intended termination, the Company is entitled to terminate this Agreement pursuant to Section 7.3(b) or Section 7.3(c), respectively;

(b) the Stockholders Meeting shall have been held and completed and the Stockholder Approval shall not have been obtained at such Stockholders Meeting or at any adjournment or postponement thereof; or

(c) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 7.2(c) shall not be available to any party if the enactment, issuance, promulgation, enforcement or entry of such Order, or the Order becoming final and non appealable, was primarily due to the failure of such party to perform any of its obligations under this Agreement.

7.3. Termination by the Company. This Agreement may be terminated and the Merger may be abandoned by the Company upon action of the Company Board:

(a) at any time prior to the time the Stockholder Approval is obtained, if (i) the Company Board shall have (x) authorized the Company to enter into an Alternative Acquisition Agreement relating to a Superior Proposal and (y) immediately after the termination of this Agreement, the Company enters into an Alternative Acquisition Agreement with respect to the Superior Proposal referred to in the foregoing clause (x) and (ii) the Company immediately prior to or concurrently with such termination pays to Parent the Termination Fee in accordance with Section 7.5(b)(ii); provided that the Company shall not be entitled to terminate this Agreement pursuant to this Section 7.3(a) unless the Company has complied in all material respects with the requirements of Section 5.2 and in all respects with the requirements of Section 5.2(d);

(b) at any time prior to the Effective Time, if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (ii)(x) cannot be cured by Parent or Merger Sub prior to the Termination Date or (y) if capable of being cured, shall not have been cured (1) within 30 calendar days following receipt of written notice from the Company of such breach or (2) any shorter period of time that remains between the date the Company provides written notice of such breach and the Termination Date; provided that the

Company shall not have the right to terminate this Agreement pursuant to this Section 7.3(b) if it is then in material breach of any of its representations, warranties, covenants or other agreements hereunder and such breach would give rise to the failure of a condition set forth in Section 6.2(a) or Section 6.2(b); provided further that any purported termination of this Agreement under Section 7.2(a) shall be deemed to be a termination under this Section 7.3(b) if the Company were entitled to terminate this Agreement under this Section 7.3(b) at the time of such termination; or

(c) at any time prior to the Effective Time, if all of the conditions set forth in Sections 6.1 and 6.2 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing), the Company has given notice to Parent in writing that it is prepared to consummate the Closing and Parent and Merger Sub fail to consummate the transactions contemplated by this Agreement on the date the Closing should have occurred pursuant to Section 1.2; provided that any purported termination of this Agreement under Section 7.2(a) shall be deemed to be a termination under this Section 7.3(c) if the Company were entitled to terminate this Agreement under this Section 7.3(c) at the time of such termination.

7.4. Termination by Parent. This Agreement may be terminated and the Merger may be abandoned by Parent upon action of the Parent’s board of directors:

(a) at any time prior to the Effective Time if the Company Board shall have made a Change of Recommendation or the Company or the Company Board shall (i) approve, adopt or recommend any Acquisition Proposal or otherwise declare advisable (publicly or otherwise) or propose to approve, adopt or recommend (publicly or otherwise), an Acquisition Proposal or (ii) approve or recommend, or enter into or allow the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement;

(b) at any time prior to the Effective Time if there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement or any such representation shall have become untrue after the date of this Agreement, which breach or failure to be true (i) would give rise to the failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (ii) (x) cannot be cured by the Company by the Termination Date or (y) if capable of being cured, shall not have been cured (A) within 30 calendar days following receipt of written notice from the Parent of such breach or (B) any shorter period of time that remains between the date the Parent provides written notice of such breach and the Termination Date; provided that, Parent shall not have the right to terminate this Agreement pursuant to this Section 7.4(b) if it or Merger Sub is then in material breach of any of their representations, warranties, covenants or other agreements hereunder and such breach would give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b); or

(c)(i) on or after the 10th day after such certificate is required to be delivered pursuant to Section 5.19 of this Agreement, if the Company has not prior to such date delivered to Parent and Merger Sub the Leverage Ratio Certificate required to be delivered pursuant to Section 5.19 of this Agreement or (ii) on or prior to the 10th day after delivery to Parent and Merger Sub of any Leverage Ratio Certificate, if such Leverage Ratio Certificate states that the ratio of Consolidated Debt for Borrowed Money to Consolidated EBITDA, each as calculated in accordance with Section 5.19 of this Agreement, exceeds the Maximum Leverage Ratio (any such Leverage Ratio Certificate, an “Excessive Leverage Certificate”); provided that if (x) Parent does not receive a Leverage Ratio Certificate when required pursuant to clause (i) of this Section 7.4(c) or receives an Excessive Leverage Certificate and in either case does not terminate this Agreement pursuant to this Section 7.4(c) on or prior to the 20th day after the Leverage Ratio Certificate was required to be delivered or on or prior to the 10th day after its receipt of such Excessive Leverage Certificate and (y) the Company is not then in material breach of any of its representations, warranties, covenants or other agreements hereunder, which breach would give rise to a failure of a condition set forth in Section 6.2(a) or Section 6.2(b), then the provision of this Section 7.4(c) shall cease to have any force or effect with respect to such failure to deliver such Leverage Ratio Certificate when required or the Excessive Leverage Certificate, as applicable (with it being understood and agreed that if the Company fails to deliver a subsequent Leverage Ratio Certificate when required or an Excessive Leverage Certificate is subsequently delivered, the Parent may terminate this Agreement in accordance with this Section 7.4(c)).

7.5.	Manner and Effect of Termination and Abandonment.

(a) Any party terminating this Agreement pursuant to any of Section 7.2, Section 7.3 or Section 7.4 of this Agreement shall give written notice of such termination to the other party in accordance with this Agreement specifying the provision or provisions hereof pursuant to which such termination is being effected. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VII, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any member of the Parent Group or the Company Group); provided that (i) except as otherwise provided herein, no such termination shall relieve any party hereto of any liability to pay the Termination Fee, Parent Fee or Leverage Termination Fee or to provide Expense Reimbursement when required pursuant to this Section 7.5, (ii) no such termination (other than a termination upon which the Company has paid the Termination Fee) shall relieve the Company for liability for any willful breach arising prior to termination, and (iii) the provisions set forth in the second sentence of Section 8.1 shall survive the termination of this Agreement.

(b)	In the event that:

(i)(x) this Agreement is terminated or deemed terminated pursuant to Section 7.2(b) (with it being understood and agreed that any purported termination of this Agreement under Section 7.2(a) shall be deemed to be a termination under Section 7.2(b) if either party would be entitled to terminate this Agreement under Section 7.2(b) at the time of such termination), (y) any Person shall have publicly made a bona fide Acquisition Proposal after the date of this Agreement but prior to the date of the Stockholders Meeting, and such Acquisition Proposal shall not have been publicly withdrawn prior to such date and (z) within 12 months of such termination the Company shall have entered into a definitive agreement with respect to such Acquisition Proposal and such Acquisition Proposal is later consummated, then the Company shall, within three (3) Business Days of the date of such consummation, pay the Termination Fee, less any amount paid by the Company pursuant to Section 7.5(c), to the Fund Manager by wire transfer of same day funds; provided that for purposes of clause (z) above the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”;

(ii) this Agreement is terminated by the Company pursuant to Section 7.3(a), the Company shall pay the Termination Fee to the Fund Manager concurrently with or prior to such termination by wire transfer of same day funds; or

(iii) this Agreement is terminated by Parent pursuant to Section 7.4(a), the Company shall pay the Termination Fee to the Fund Manager promptly, but in any event within two (2) Business Days after, the date of such termination, by wire transfer of same day funds.

For the avoidance of doubt, in no event shall the Company be required to pay the Termination Fee on more than one occasion. Any payments payable to the Fund Manager pursuant to this Section 7.5 shall be made to the accounts designated in Section 7.5 of the Parent Disclosure Schedule. The Fund Manager may assign the right to receive the Termination Fee to one or more Persons in its sole discretion; provided that, notwithstanding anything in this Agreement to the contrary, if the Fund Manager or its assignee designates an account to which the Termination Fee is to be paid other than the account designated in Section 7.5 of the Parent Disclosure Schedule, the Company will not be required to pay the Termination Fee prior to the first Business Day after it has received such designation. Solely for purposes of establishing the basis for the amount thereof, without in any increasing the amount of the Termination Fee or expanding the circumstances in which the Termination Fee is to be paid, it is agreed that the Termination Fee is liquidated damages, and not a penalty, and the payment of the Termination Fee in the circumstances specified herein is supported by due and sufficient consideration (including the loss of opportunity for the Parent and Merger Sub to purchase the Company and its Subsidiaries on the terms herein described).

(c) In the event that this Agreement is terminated or deemed terminated pursuant to Section 7.2(b), the Company shall reimburse the Fund Manager for the documented reasonable out-of-pocket fees and expenses incurred by Parent, Merger Sub and the Fund Manager in connection with this Agreement or the transactions contemplated hereby (the “Expense Reimbursement”); provided that (i) (A) except as provided in the following clause (B), the Company shall not be required to pay more than an aggregate of $3 million pursuant to this Section 7.5(c), and (B) if within 12 months of such termination the Company shall have entered into a definitive agreement with respect to any Acquisition Proposal (for purposes of this clause (B) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”) and such Acquisition Proposal is later consummated, the Company shall reimburse the Fund Manager for such expenses not previously reimbursed as a result of the application of clause (A), up to a cap of $1 million of such expenses not previously reimbursed, unless the Company is obligated to pay the Termination Fee (for the avoidance of doubt, in no event shall the Company be obligated to make any payments pursuant to this Section 7.5(c) in excess of $4 million in the aggregate) and (ii) if the Company has paid the Termination Fee (less payments previously made pursuant to this Section 7.5(c), if applicable), the Company shall have no obligation to make any further payments under this Section 7.5(c).

(d) In the event that this Agreement is terminated or deemed terminated pursuant to Section 7.3(b) or is terminated or deemed terminated pursuant to Section 7.3(c), then Parent shall promptly, but in no event later than five Business Days after the date of such termination, pay or cause to be paid to the Company or its designees an amount equal to $27,500,000 (the “Parent Fee”) by wire transfer of same day funds (it being understood that in no event shall Parent be required to pay the Parent Fee on more than one occasion); provided that any purported termination of this Agreement under Section 7.2(a) shall be deemed to be a termination under Section 7.2(b) or Section 7.3(c) if the Company would be entitled to terminate this Agreement under Section 7.2(b) or Section 7.3(c), respectively, at the time of such intended termination. In the event that Parent has terminated this Agreement pursuant to

Section 7.4(c) or in the event that this Agreement is terminated by Parent or the Company pursuant to Section 7.2(a) at a time when all conditions in Sections 6.1 and 6.2, other than the condition specified in Section 6.2(e), have been satisfied or validly waived by Parent, then Parent shall promptly, but in no event later than five Business Days after the date of such termination, pay or cause to be paid to the Company or its designees an amount equal to $5,000,000 (the “Leverage Termination Fee”) by wire transfer of same day funds. Solely for purposes of establishing the basis for the amount thereof, and without in any way increasing the amount of the Parent Fee or the Leverage Termination Fee or expanding the circumstances in which the Parent Fee or Leverage Termination Fee is to be paid, it is agreed that the Parent Fee and Leverage Termination Fee are liquidated damages, and not a penalty, and the payment of either in the circumstances specified herein is supported by due and sufficient consideration (including the fact that the Per Share Merger Consideration would not be paid to the shareholders of the Company at the Effective Time).

(e) The parties acknowledge that the agreements contained in this Section 7.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement. Accordingly, if the Company fails to promptly pay the amounts due pursuant to Section 7.5(b) or (c), or Parent fails to promptly pay any amount due pursuant to Section 7.5(d), and, in order to obtain such payment, Parent or Merger Sub, on the one hand, or the Company, on the other hand, commences an Action that results in a judgment against the Company for any amount set forth in Section 7.5(b) or (c) or any portion thereof or a judgment against Parent for the amount set forth in Section 7.5(d) or any portion thereof, the Company shall pay to Parent or Merger Sub or Parent shall pay to the Company, as the case may be, its documented reasonable out-of-pocket costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on such amount or portion thereof at the prime rate of Citibank N.A. in effect on the date such payment was required to be made through the date of payment.

(f) Notwithstanding anything to the contrary in this Agreement, (i) in the event that this Agreement is terminated (or deemed to have been terminated) pursuant to Section 7.3(b) or terminated (or deemed to have been terminated) pursuant to Section 7.3(c), the Company’s receipt of the Parent Fee from Parent pursuant to this Section 7.5, and the guarantee of such obligations pursuant to the Limited Guaranty, shall be the sole and exclusive remedy of the Company and its Subsidiaries against (w) Parent, Merger Sub, or any Guarantor, (x) any lender or prospective lender, lead arranger, arranger, agent or representative of or to Parent, Merger Sub or any Guarantor, (y) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of any Person named in clause (w) or (x) of this Section 7.3(f), and (z) any future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of any of the foregoing (the Persons described in clauses (w), (x), (y) and (z), collectively, the “Parent Group”) for any loss suffered as a result of any breach of any representation, warranty, covenant or agreement or the failure of the Merger to be consummated, (ii) in the event that this Agreement is terminated by Parent pursuant to Section 7.4(c), the Company’s receipt of the Leverage Termination Fee from Parent pursuant to this Section 7.5, and the guarantee of such obligations pursuant to the Limited Guaranty, shall be the sole and exclusive remedy of the Company and its Subsidiaries against any member of the Parent Group for any loss suffered as a result of any breach of any representation, warranty, covenant or agreement or the failure of the Merger to be consummated, and (iii) in the event that this Agreement is terminated or deemed terminated as described in Section 7.5(b), Parent’s receipt of the Termination Fee and/or Expense Reimbursement, as applicable, pursuant to this Section 7.5 shall be the sole and exclusive remedy of Parent, Merger Sub, the Guarantors and their respective Affiliates against the Company, its Subsidiaries and any of their respective former, current, or future stockholders, directors, officers, Affiliates or agents for any loss suffered as a result of any breach of any covenant or agreement or the failure of the Merger to be consummated. For the avoidance of doubt and notwithstanding anything herein to the contrary, in any circumstance where Parent has paid or is obligated to pay the Parent Fee or the Leverage Termination Fee in accordance with this Agreement, neither the Company nor any other Person shall be entitled to receive any amounts from Parent, Merger Sub or any member of the Parent Group or any have any claim against Parent, Merger Sub or any member of the Parent Group with respect to any obligations of Parent or Merger Sub pursuant to Section 5.13(b) or Section 5.17(c) of this Agreement or otherwise and any amounts paid by Parent or Merger Sub prior to termination of this Agreement pursuant to Section 5.13(b) or Section 5.17(c) of this Agreement shall reduce, on a dollar-for-dollar basis, any Parent Fee or Leverage Termination Fee owed by Parent or Merger Sub.

7.6. Limitation on Liabilities.

(a) Notwithstanding anything herein to the contrary, if Parent and Merger Sub fail to effect the Closing for any or no reason or otherwise breach this Agreement or fail to perform hereunder (in any case, whether willfully, intentionally, unintentionally or otherwise), then except for an order of specific performance as and only to the extent expressly permitted by Section 8.7(b), the Company’s sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against the Parent Group for any breach, loss or damage shall be (i) to terminate this Agreement as provided, and only to the extent provided, in (x) Section 7.3(b) or Section 7.3(c) and receive payment of the Parent Fee, or (y) Section 7.2(a) and receive the Leverage Termination Fee, in each case under, and only to the extent provided in, Section 7.5(d) or, with respect to such obligation, the Limited Guaranty, as applicable, and to receive Payment of Parent’s reimbursement obligations under, and only to the extent provided in, Section 7.5(e) or, with respect to any such obligation, the Limited Guaranty, as applicable or (ii) if the Parent

Fee is not due and owing pursuant to the terms of this Agreement (including Section 7.5(d)) and the Leverage Termination Fee is not due and owing pursuant to the terms of this Agreement, to receive payment of the reimbursement obligations of Parent under and only to the extent provided in Sections 5.13(c) and 5.17(c) or, with respect to such obligations, the Limited Guaranty, as applicable. Upon payment of such amount referred to clause (i) or (ii) above, as applicable, no Person shall have any rights or claims against any of the Parent Group under this Agreement, the Limited Guaranty, the Financing Letters or otherwise, whether at law or equity, in contract in tort or otherwise, and no member of the Parent Group shall have any further liability or obligation relating to or arising out of this Agreement or any of the transactions contemplated hereby (including the Financing) and the Company agrees to cause any Action pending in connection with this Agreement or any of the transactions contemplated hereby (including any Action related to the Financing, the Equity Commitment Letter, the Debt Commitment Letter the Limited Guaranty) by any member of the Company Group against Parent, Merger Sub or any member of the Parent Group to be dismissed with prejudice promptly, and in any event within five (5) Business Days thereafter. In no event shall any member of the Company Group seek or permit to be sought on behalf of any member of the Company Group any damages from, or otherwise bring any Action against, any member of the Parent Group in connection with this Agreement or any of the transactions contemplated hereby (including any Action related to the Financing, the Equity Commitment Letter, the Debt Commitment Letter the Limited Guaranty), other than an Action to recover payment of the amounts set forth in clause (i) or (ii) above, as applicable, when permitted and to the extent set forth therein or for specific performance solely under the circumstances and as specifically set forth in Section 8.7(b). In no event shall the Company be entitled to seek the remedy of specific performance of this Agreement other than solely under the circumstances and as specifically set forth in Section 8.7(b). Nothing in this Section 7.6 shall in any way expand or be deemed or construed to expand the circumstances in which Parent, Merger Sub or any other member of the Parent Group may be liable under this Agreement or any of the transactions contemplated hereby (including the Financing).

(b) With it being acknowledged and agreed that, except for the payment by Parent or Merger Sub of the amounts set forth in clause (i) or (ii) of the first sentence of Section 7.6, as applicable, when required and to the extent set forth therein or payment by the Guarantors pursuant to the Limited Guaranty when required and to the extent set forth therein, none of Parent, Merger Sub nor any member of the Parent Group shall have any liability for any damages to the Company or any member of the Company Group in connection with this Agreement or the transactions contemplated hereby, in no event shall any party hereto nor any member of the Parent Group be liable for or obligated to pay consequential, special, multiple, punitive or exemplary damages including, but not limited to, damages arising from loss of profits, business opportunities or goodwill in respect of any breach or failure to comply with this Agreement or in respect of any of the transactions contemplated hereby (including the Financing and the Financing Letters).

ARTICLE VIII

GENERAL PROVISIONS

8.1. Survival. This Article VIII and the agreements of the Company, Parent and Merger Sub contained in Article II and Sections 5.9, 5.10 and the indemnification and reimbursement provisions of Sections 5.13 and 5.17 shall survive the consummation of the Merger. This Article VIII, the agreements of the Company, Parent and Merger Sub contained in Sections 5.9., 7.5 and 7.6, the indemnification and reimbursement provisions of Sections 5.13, 5.17, and the Confidentiality Agreement (to the extent provided therein) and the Limited Guaranty (to the extent provided therein) shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

8.2. Modification or Amendment. Subject to the provisions of the applicable Laws, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by the duly authorized officers of each of the respective parties; provided that no amendment shall be made to this Agreement after the Effective Time.

8.3. Waiver; Extension. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party (without the approval of the stockholders of the Company) in whole or in part to the extent permitted by applicable Laws. At any time prior to the Effective Time, the parties may (i) extend the time for the performance of any of the obligations or other acts of the other parties or (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

8.4. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

8.5. GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL.

(a) THE AGREEMENT AND ALL ACTIONS (WHETHER AT LAW, IN CONTRACT OR IN TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE HEREOF SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW. Each party hereto agrees that it shall bring any Action between the parties or involving any member of the Company Group or Parent Group arising out of or related to this Agreement or the transactions contained in or contemplated by this Agreement (including the Equity Commitment Letter or Debt Commitment Letter) exclusively in the Court of Chancery of the State of Delaware, or to the extent such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware (the “Chosen Courts”), and solely with respect to any such Action (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such Action in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party hereto or any member of the Company Group or Parent Group and (iv) agrees that service of process upon such party in any such Action shall be effective if notice is given in accordance with Section 8.6 of this Agreement. Each party agrees that it shall not permit any of its Affiliates to bring any Action referred to in the immediately foregoing sentence or voluntarily support any other Person in bringing any such Action in any court other than the Chosen Courts; provided that, with respect to any Lender that is party to the Debt Commitment Letter, the Fee Letter or any engagement letter entered into in connection therewith, in the event of any conflict between this sentence and the Debt Commitment Letter, the Fee Letter or any engagement letter, the Debt Commitment Letter, the Fee Letter or such engagement letter shall prevail.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, THE FINANCING LETTERS OR THE FINANCING. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.5.

8.6. Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) if personally delivered, on the date of delivery, (b) if delivered by express courier service of national standing (with charges prepaid), on the Business Day following the date of delivery to such courier service, (c) if deposited in the United States mail, first-class postage prepaid, on the fifth Business Day following the date of such deposit, or (d) if delivered by telecopy or email, upon confirmation of successful transmission, (i) on the date of such transmission, if such transmission is completed at or prior to 5:00 p.m., local time of the recipient party on a Business Day, on the date of such transmission, and (ii) on the next Business Day following the date of transmission, if such transmission is completed after 5:00 p.m., local time of the recipient party, on the date of such transmission or is transmitted on a day that is not a Business Day. All notices, demands and other communications hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to Parent or Merger Sub, to:

Picasso Parent Company, Inc.

c/o Madison Dearborn Partners, LLC

Three First National Plaza

70 W. Madison

Suite 4600

Attention: Thomas S. Souleles

       Mark B. Tresnowski, Esq.

fax: 312-895-1001

email: tsouleles@mdcp.com

  mtresnowski@mdcp.com

with a copy to:

Kirkland & Ellis LLP

300 North LaSalle

Chicago, IL 60654

Attention: Richard J. Campbell, P.C.

       Carol Anne Huff

       Kirk A. Radke

Fax: 312-862-2200

Email: rcampbell@kirkland.com

           chuff@kirkland.com

           kradke@kirkland.com

If to the Company, to:

BWAY Holding Company

8607 Roberts Drive

Suite 250

Atlanta, GA 30350

Attention: Mr. Michael Clauer

fax: 770-645-4810

email: Mike.Clauer@bwaycorp.com

with a copy to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

Attention: Kevin M. Schmidt

fax: 212-909-6836

email: kmschmidt@debevoise.com

and:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention: Stephen M. Kotran

fax: 212-558-3588

email: kotrans@sullcrom.com

8.7. Specific Performance.

(a) The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Company does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that, prior to the valid termination of this Agreement pursuant to Article VII, Parent and Merger Sub shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which Parent or Merger Sub is entitled at law or in equity. Notwithstanding anything herein to the contrary, except as expressly permitted by Section 8.7(b), the parties hereto acknowledge and agree that the Company shall not be entitled (i) to an injunction or injunctions to prevent breaches of this Agreement by Parent or Merger Sub, (ii) to enforce specifically the terms and provisions of this Agreement against Parent or Merger Sub or (iii) otherwise to obtain any equitable relief or remedy against Parent or Merger Sub.

(b) Notwithstanding the foregoing, it is acknowledged and agreed that the Company shall be entitled to seek specific performance of Parent’s obligations pursuant to the terms of this Agreement to cause the Equity Financing to be funded to fund the Merger and to consummate the Merger only in the event that each of the following conditions has been satisfied: (i) Parent and Merger Sub are required to complete the Closing pursuant to Section 1.2, (ii) the Debt Financing has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, (iii) Parent and Merger Sub fail to complete the Closing in accordance with Section 1.2 and (iv) the Company has irrevocably confirmed that if specific performance is granted and the Equity Financing and Debt Financing are funded, and Parent and Merger Sub otherwise comply with their obligations hereunder, then the Closing will occur.

(c) Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that (i) there is adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity, other than on the basis that such remedy is not expressly available pursuant to the terms of this Agreement. Any party seeking an injunction or injunctions to prevent breaches of this Agreement when expressly available pursuant to the terms of this Agreement and to enforce specifically the terms and provisions of this Agreement when expressly available pursuant to the terms of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

(d) If any party hereto brings any Action to enforce specifically the performance of the terms and provisions when expressly available to such party pursuant to the terms of this Agreement, the Termination Date shall automatically be extended by (i) the amount of time during which such Action is pending, plus twenty (20) Business Days or (ii) such other time period established by the Chosen Court presiding over such Action.

8.8. Entire Agreement. This Agreement (including any exhibits hereto), the Company Disclosure Schedule, the Parent Disclosure Schedule, the Limited Guaranty and the Confidentiality Agreement, dated October 22, 2009, between Madison Dearborn Partners, LLC and the Company, as supplemented on November 27, 2009 and as further amended on March 17, 2010 (as the same may be further amended, modified, supplemented or waived from time to time in accordance with its terms, the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, AS MODIFIED BY THE COMPANY DISCLOSURE SCHEDULES AND THE PARENT DISCLOSURE SCHEDULES, AND ANY CERTIFICATE DELIVERED BY OR ON BEHALF OF SUCH PARTY HEREUNDER, NEITHER PARENT AND MERGER SUB NOR THE COMPANY NOR ANY OF ITS SUBSIDIARIES NOR ANY OF THEIR RESPECTIVE STOCKHOLDERS, AFFILIATES OR REPRESENTATIVES, NOR ANY OTHER PERSON HAS MADE OR IS MAKING ANY OTHER REPRESENTATIONS OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE BY, OR MADE AVAILABLE BY, ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING, INCLUDING WITHOUT LIMITATION IN CERTAIN “DATA ROOMS,” CONFIDENTIAL INFORMATION MEMORANDUM OR MANAGEMENT PRESENTATIONS IN ANTICIPATION OR CONTEMPLATION OF ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY. FURTHERMORE, IN CONNECTION WITH THE DUE DILIGENCE INVESTIGATION OF THE COMPANY BY PARENT AND MERGER SUB, PARENT AND MERGER SUB HAVE RECEIVED AND MAY CONTINUE TO RECEIVE FROM THE COMPANY CERTAIN ESTIMATES, PROJECTIONS, FORECASTS AND OTHER FORWARD-LOOKING INFORMATION, AS WELL AS CERTAIN BUSINESS PLAN INFORMATION, REGARDING THE COMPANY AND ITS BUSINESS AND OPERATIONS. PARENT AND MERGER SUB HEREBY ACKNOWLEDGE THAT THERE ARE UNCERTAINTIES INHERENT IN ATTEMPTING TO MAKE SUCH ESTIMATES, PROJECTIONS, FORECASTS AND OTHER FORWARD-LOOKING STATEMENTS, AS WELL AS IN SUCH BUSINESS PLANS, WITH WHICH PARENT AND MERGER SUB ARE FAMILIAR, THAT PARENT AND MERGER SUB ARE TAKING FULL RESPONSIBILITY FOR MAKING THEIR OWN EVALUATION OF THE ADEQUACY AND ACCURACY OF ALL ESTIMATES, PROJECTIONS, FORECASTS AND OTHER FORWARD-LOOKING INFORMATION, AS WELL AS SUCH BUSINESS PLANS, SO

FURNISHED TO THEM (INCLUDING THE REASONABLENESS OF THE ASSUMPTIONS UNDERLYING SUCH ESTIMATES, PROJECTIONS, FORECASTS, FORWARD-LOOKING INFORMATION OR BUSINESS PLANS), AND THAT PARENT AND MERGER SUB WILL HAVE NO CLAIM AGAINST THE COMPANY OR ANY OF ITS SUBSIDIARIES, OR ANY OF THEIR RESPECTIVE STOCKHOLDERS, AFFILIATES OR REPRESENTATIVES, WITH RESPECT THERETO. ACCORDINGLY, PARENT AND MERGER SUB HEREBY ACKNOWLEDGE THAT NONE OF THE COMPANY NOR ANY OF ITS SUBSIDIARIES, NOR ANY OF THEIR RESPECTIVE STOCKHOLDERS, AFFILIATES OR REPRESENTATIVES, HAS MADE OR IS MAKING ANY REPRESENTATION OR WARRANTY WITH RESPECT TO SUCH ESTIMATES, PROJECTIONS, FORECASTS, FORWARD-LOOKING STATEMENTS OR BUSINESS PLANS (INCLUDING THE REASONABLENESS OF THE ASSUMPTIONS UNDERLYING SUCH ESTIMATES, PROJECTIONS, FORECASTS, FORWARD-LOOKING STATEMENTS OR BUSINESS PLANS); PROVIDED THAT, NOTWITHSTANDING THE FOREGOING, THE PARTIES ACKNOWLEDGE AND AGREE THAT PARENT SHALL BE ENTITLED TO ASSUME THE ACCURACY OF (BUT SHALL NOT HAVE ANY CLAIM AGAINST THE COMPANY FOR ANY INACCURACY OF) ALL SUCH ESTIMATES, PROJECTIONS, FORECASTS, FORWARD-LOOKING STATEMENTS, BUSINESS PLANS AND OTHER INFORMATION SOLELY FOR PURPOSES OF THE REPRESENTATIONS AND WARRANTIES MADE BY PARENT IN SECTION 4.7 (AND FOR NO OTHER PURPOSES).

8.9. No Third Party Beneficiaries. Except (w) as provided in Section 5.10, (x) for the indemnification obligations of Parent pursuant to Section 5.17(c), (y) for Section 5.18, Section 7.5, Section 7.6 and Section 8.5 (each of which provisions is intended to be for the benefit of the Persons referred to therein, and may be enforced by any such Persons, including, in the case of Section 7.5, by the Fund Manager, and, in the case of Section 5.18, by Madison Dearborn Partners, L.L.C.), and (z) to the extent that Effective Time occurs, for the rights of the holders of Shares and Company Options under Article II of this Agreement on and after the Effective Time to receive payment therefor, Parent and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The parties hereto further agree that the rights of third party beneficiaries under Section 5.10 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.3 without notice or liability to any other Person.

8.10. Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

8.11. Transfer Taxes. In the event that the Closing occurs, all transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the Merger shall be paid by the Surviving Corporation when due.

8.12. Definitions; Construction.

(a) Definitions. As used herein:

“2014 Notes” means the 10% Senior Subordinated Notes due April 15, 2014 issued by BWAY Corporation pursuant to the Indenture.

“Acquisition Proposal” means (i) any inquiry, proposal or offer relating to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving more than 20% of the total voting power of the capital stock, or more than 20% of the consolidated assets (or assets or Subsidiaries to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable), of the Company and its Subsidiaries, (ii) any other inquiry, proposal or offer, including a tender offer or exchange offer, which, if consummated, would result in a direct or indirect acquisition of more than 20% of the total voting power of the capital stock, or more than 20% of the consolidated assets (or assets or Subsidiaries to which 20% of more of the Company’s revenues or earnings on a consolidated basis are attributable), of the Company and its Subsidiaries, in each case other than the transactions contemplated by this Agreement.

“Action” means any claim, action, litigation, audit, investigation, arbitration, suit in equity or at law, administrative, regulatory or quasi-judicial proceeding, or other proceeding of whatever kind or character before a Governmental Entity, arbitrator, mediator or similar body.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person, and for purposes of this definition, the term “control” (including the correlative terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Business Day” means any day except a Saturday, a Sunday or any other day on which commercial banks are required or authorized to close in New York, New York.

“Contract” means any note, bond, mortgage, indenture, lease, license, permit, concession, franchise, contract, agreement, commitment, arrangement or other instrument or obligation.

“Capitalization Representations” means the representations and warranties set forth in Section 3.2(a) and, to the extent it relates to rights with respect to Equity Interests in the Company, Section 3.2(c).

“Company Group” means the Company, its Affiliates and any of their respective former, current or future directors, officers, employees, agents, general or limited partners, managers, members, stockholders or Affiliates.

“Company Material Adverse Effect” means any fact, circumstance, change, event, occurrence or effect that has, or would reasonably be expected to have, a material adverse effect on the condition (financial or otherwise), business, properties, assets or results of operations of the Company and its Subsidiaries taken as a whole; provided that none of the following, and no effect arising out of or resulting from the following, shall constitute or be taken into account in determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur:

(i) any facts, circumstances, changes, events, occurrences or effects generally affecting (A) the principal industries in which the Company and its Subsidiaries operate (B) the economy, credit or financial or capital markets in the United States or elsewhere in the world, including changes in interest or exchange rates, or

(ii) any facts, circumstances, changes, events, occurrences or effects, arising out of, resulting from or attributable to (A) changes or prospective changes after the date hereof in Law, in applicable regulations of any Governmental Entity, in generally accepted accounting principles or in accounting standards, or any changes or prospective changes after the date hereof in the interpretation or enforcement of any of the foregoing, (B) other than for purposes of the representations and warranties made in Section 3.4 or, to the extent related to such representations and warranties, the condition specified in Section 6.2(a), the announcement of this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or regulators, or any litigation relating to this Agreement or the transactions contemplated by this Agreement, (C) acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism, (D) pandemics, earthquakes, hurricanes, tornados or other natural disasters, (E) any action taken by the Company or its Subsidiaries that is required by this Agreement or taken at Parent’s written request, or the failure to take any action by the Company or its Subsidiaries if that action is prohibited by this Agreement, (F) any change in the Company’s credit ratings, (G) any change to the extent resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Merger Sub or their respective Affiliates, (H) any decline in the market price, or change in trading volume, of any capital stock of the Company, or (I) any failure to meet any internal or public projections, forecasts or estimates of revenue, earnings, cash flow or cash position;

provided that (x) changes, events, occurrences or effects set forth in clause (ii)(A), (ii)(C) and (ii)(D) above may be taken into account in determining whether there has been or is a Company Material Adverse Effect to the extent such changes, events, occurrences or effects have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, in relation to others in the principal industries of the Company and its Subsidiaries, and (y) the underlying cause of any decline, change or failure referred to in clauses (ii)(F), (ii)(H) and (ii)(I) (if not otherwise falling within any of the exceptions provided by clause (i) and clauses (ii)(A) through (I) above) may be taken into account in determining whether there is, has been or would reasonably be expected to be a Company Material Adverse Effect.

“Consolidated Debt for Borrowed Money” means, as of any date, the sum, without duplication, of (i) the aggregate funded principal amount in respect of the Debt Financing

(determined, for the avoidance of doubt, to exclude (x) the portion, if any, of the stated principal amount thereof attributable to original issue discount or upfront fees (it being agreed and understood that the issue price discount, or additional upfront facility fees in lieu of such issue price discount, provided for under the senior secured credit facilities term sheet attached to the Debt Commitment Letter (any such discount or fees so provided, “Non-Flex Discount”) and the fees set forth in Sections 1(a), 2(a) and 2(b) of the Fee Letter shall not be deemed to be original issue discount or upfront fees for this purpose) and (y) the principal amount of any revolving loans funded to account for any original issue discount or any upfront fees in lieu thereof (other than Non-Flex Discount), except to the extent such original issue discount, or upfront fees in lieu thereof, has already been excluded from this clause (i) by operation of sub-clause (x) above), (ii) the aggregate outstanding principal amount of indebtedness for borrowed money of the Company and its Subsidiaries other than in respect of the Debt Financing (determined, for the avoidance of doubt, to include the portion, if any, of the stated principal amount thereof attributable to original issue discount) and (iii) any similar liability owing pursuant to any note, bond or similar instrument; provided that, in no event shall Consolidated Debt for Borrowed Money include (A) capitalized lease obligations, (B) the aggregate amount available to be drawn (i.e., unfunded amounts) under all revolving credit facilities, letters of credit, bankers’ acceptances, bank guaranties, surety bonds and similar obligations issued for the account of the Company and its Subsidiaries, or (C) any 2014 Notes that are or will be, at or in connection with the Closing, purchased pursuant to the Debt Tender Offer, satisfied and discharged or defeased in accordance with the indenture governing such 2014 Notes.

“Consolidated EBITDA” for the Company and its Subsidiaries, (a) for the fiscal quarter ended June 28, 2009, means $42.2 million, (b) for the fiscal quarter ended September 27, 2009, means $35.7 million, (c) for the fiscal quarter ended December 31, 2009, means $26.8 million, and (d) for each other fiscal quarter shall have the meaning given to such term in the Credit Agreement; provided that, (x) to the extent (but only to the extent) that any extraordinary or non-recurring gains or income of the Company and its Subsidiaries increased Consolidated Net Income (as defined in the Credit Agreement) for any fiscal quarter referred to in this clause (d), such gains or income of the Company and its Subsidiaries shall decrease Consolidated EBITDA for such fiscal quarter to the extent (but only to the extent) that Consolidated EBITDA determined without regard to this proviso was not already decreased for such gains or income and (y) to the extent (but only to the extent) that any of the following expenses decreased Consolidated Net Income (as defined in the Credit Agreement) for any fiscal quarter referred to in this clause (d), the following expenses of the Company and its Subsidiaries shall increase Consolidated EBITDA for such fiscal quarter to the extent (but only to the extent) that Consolidated EBITDA determined without regard to this proviso was not already increased for such expenses: (i) stock-based compensation expense, (ii) restructuring expense, (iii) loss on extinguishment of debt expenses, (iv) business acquisition expenses (but for periods after the date of this Agreement, only to the extent such acquisition is not in violation of this Agreement), (v) any extraordinary or non-recurring charges, losses or expenses, and (vi) fees and expenses incurred in connection with the transactions contemplated by this Agreement (including fees and expenses of the Transaction Committee of the Board of Directors, related to or arising from the Financing and otherwise related to the transactions contemplated by this Agreement).

“Credit Agreement” means the Credit Agreement, dated as of July 17, 2006, among BWAY Holding Company (f/k/a BCO Holding Company), BWAY Corporation, ICL Industrial

Containers ULC, various lenders and Deutsche Bank Trust Company Americas, as administrative agent, LaSalle Bank, N.A., as documentation agent, and Deutsche Bank Securities Inc. and J.P. Morgan Securities, Inc., as joint lead arrangers, and as amended.

“Environmental Law” means any applicable Law concerning (i) pollution or the protection of the environment, (including air, water, soil and natural resources), or (ii) the use, storage, handling, release or disposal of Hazardous Substances, in each case as presently in effect or as in effect at any time prior to the Effective Time.

“Equity Interest” means any share, capital stock, partnership, member or similar interest in any entity and any option, warrant, right or security convertible, exchangeable or exercisable therefor or other instrument or right the value of which is based on any of the foregoing.

“Exempted Person” means any Person, group of Persons or group of Persons that includes a Person from whom the Company has received a written Acquisition Proposal after the execution of this Agreement and prior to the No-Shop Period Start Date.

“Fund Manager” means Madison Dearborn Partners, LLC.

“Hazardous Substance” means any substance defined, designated, regulated or classified as hazardous, toxic or radioactive or words of similar meaning and regulatory effect under any applicable Environmental Law, including petroleum and any derivative or by-products thereof.

“Indenture” means that certain Indenture, dated as of April 6, 2009, among BWAY Corporation, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee.

“Intellectual Property” means all intellectual property rights of any type or nature recognized by law, however, denominated, throughout the world, including, without limitation, such intellectual property rights in: trademarks, trade names, service marks, service names, mark registrations and applications, trade dress, logos, slogans, assumed names, domain names, the goodwill in any of the foregoing; works of authorship, registered and unregistered copyrights, software, data, databases; technology, inventions, patents and patent applications, trade secrets, and rights of privacy and publicity.

“Knowledge” means with respect to the Company, the actual knowledge of those persons set forth in Section 8.12(a)-1 of the Company Disclosure Schedule.

“Law” means any Order or any federal, state, local, foreign or international law, statute, treaty, convention or ordinance, common law, or any rule, regulation or binding directive or requirement of any Governmental Entity.

“Latest Balance Sheet” means the Company’s consolidated balance sheet as of September 27, 2009, including the notes thereto, included in the Company Financial Statements in the Company Reports.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

“Marketing Period” means the first period of thirty (30) consecutive days commencing after the date hereof and throughout which (i) Parent shall have the Required Information, (ii) the conditions set forth in Section 6.1 (including Section 6.1(a)) are satisfied and (iii) nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 6.2 to fail to be satisfied, assuming that such conditions were applicable at any time during such 30-consecutive-day period; provided that (x) the Marketing Period shall end on any earlier date that is the date on which the Debt Financing is obtained, (y) if the Marketing Period has not ended on or prior to August 15, 2010, the Marketing Period shall commence no earlier than September 7, 2010, and (z) the Marketing Period shall not be deemed to have commenced if, after the date hereof and prior to the completion of the Marketing Period:

(A) Deloitte & Touche LLP shall have withdrawn its audit opinion with respect to any financial statements contained in the Company Reports, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, a new unqualified audit opinion is issued with respect to the consolidated financial statements of the Company Entities for the applicable periods by Deloitte & Touche LLP or another independent public accounting firm reasonably acceptable to Parent;

(B) the financial statements included in the Required Information that is available to Parent on the first day of any such 30-consecutive-day period would be required to be updated under Rule 3-12 of Regulation S-X in order to be sufficiently current on any day during such 30-consecutive-day period to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such 30-consecutive-day period, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, the receipt by Parent of updated Required Information that would be required under Rule 3-12 of Regulation S-X to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such new 30-consecutive-day period;

(C) the Company issues a public statement indicating its intent to restate any historical financial statements of the Company or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, such restatement has been completed and the relevant Company Report or Company Reports have been amended or the Company has announced that it has concluded that no restatement shall be required in accordance with GAAP;

(D) the Company shall have been delinquent in filing any Form 10-K or Form 10-Q or any other material Company Report, in which case the Marketing Period will not be deemed to commence unless and until, at the earliest, all such delinquencies have been cured; or

(E) if the Company has received any material accounting comments from the staff of the SEC on its Annual Reports on Form 10-K or Quarterly Reports on Form 10-Q, as such may be amended, the Marketing Period will be deemed not to commence at the earliest unless and until all such material accounting comments have been satisfactorily resolved with the SEC staff.

If at any time the Company shall in good faith reasonably believe that the Marketing Period has begun, it may deliver to Parent a written notice to that effect, in which case the Marketing Period will be deemed to have begun on the date of such notice, unless Parent in good faith reasonably believes the Marketing Period has not begun and, within three (3) Business Days after the delivery of such notice, delivers a written notice to the Company to that effect, stating with specificity why it believes the Marketing Period has not begun (including, if Parent believes the Required Information has not been provided, stating with specificity which items of Required Information have not been provided).

“Merger Communication” means, with respect to the Company, any document or other written communication prepared by or on behalf of the Company or any of its Subsidiaries, or any document or other material or information posted or made accessible on the website of the Company (whether in written, video or oral form via webcast, hyperlink or otherwise), that is related to any of the transactions contemplated by this Agreement and, if reviewed by a stockholder of the Company, would reasonably be deemed to constitute a “solicitation” of “proxies” (in each case, as defined in Rule 14a-1 of the Exchange Act) with respect to the Merger.

“Order” means any order, judgment, writ, stipulation, settlement, award, injunction, decree, arbitration award or finding of any Governmental Entity.

“Parent Material Adverse Effect” means any fact, circumstance, change, event or occurrence that would prevent or materially delay the performance by Parent or Merger Sub of its obligations under this Agreement or the consummation by Parent and Merger Sub of the transactions contemplated hereby on a timely basis.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Permitted Liens” means (i) zoning restrictions, easements, rights-of-way or other restrictions on the use of real property (provided that such liens and restrictions do not materially interfere with the use of such real property or the Company’s or its Subsidiaries’ operation of their respective businesses as currently operated or otherwise materially and adversely impair the Company’s current business operations at such location), (ii) pledges or deposits by the Company or any of its Subsidiaries under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, or good faith deposits in connection with bids, tenders, Contracts or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business consistent with past practice, (iii) Liens imposed by Law, including carriers’, warehousemen’s, landlords’ and mechanics’ liens, in each case incurred in the ordinary course of business consistent with past practice for sums not yet due or being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (iv) statutory Liens for Taxes, assessments or other governmental charges not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (v) Liens that do not materially impair the ownership or use of the assets to which they relate, (vi) licenses granted to third parties in the ordinary course of business by the Company or its Subsidiaries and (vii) Liens set forth on Section 8.12(a)-2 of the Company Disclosure Schedule, with respect to the indebtedness of the Company or its Subsidiaries in existence as of the date hereof, in each case as security for such indebtedness and so long as there is no default under such indebtedness.

“Record Holder” means, with respect to any Shares, a Person who was, immediately prior to the Effective Time, the holder of record of such Shares.

“Regulatory Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Laws that are designed or intended to prohibit, restrict or regulate (i) foreign investment, (ii) foreign exchange or currency controls, or (iii) actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Solvent” means, when used with respect to any Person, as of any date of determination, that (i) the Fair Value and Present Fair Salable Value of the assets of such Person and its Subsidiaries taken as a whole exceed their Stated Liabilities and Identified Contingent Liabilities; (ii) such Person and its Subsidiaries taken as a whole do not have Unreasonably Small Capital; and (iii) such Person and its Subsidiaries taken as a whole will be able to pay their Stated Liabilities and Identified Contingent Liabilities, as they mature, where the terms “Fair Saleable Value,” “Stated Liabilities,” “Identified Contingent Liabilities,” “Do not have Unreasonably Small Capital,” “Unreasonably Small Capital” and “Will be able to pay their Stated Liabilities and Identified Contingent Liabilities, as they mature” have the respective meanings given to such terms in the form of solvency certificate attached as Annex I to Exhibit D to the Debt Commitment Letter as in effect on the date hereof.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries.

“Superior Proposal” means a bona fide written Acquisition Proposal that is not solicited or received in violation of Section 5.2 and that the Company Board (upon recommendation of the Transaction Committee of the Board of Directors) has determined in its good faith judgment after consultation with its independent financial advisor and outside legal counsel, and taking into consideration, among other things, all of the terms, conditions, impact and all legal, financial, regulatory, fiduciary and other aspects of such Acquisition Proposal, including timing, and this Agreement (in each case taking into account any revisions to this Agreement made or proposed in writing by Parent prior to the time of determination in a manner that would constitute a binding contract if accepted by the Company), including financing, regulatory approvals, stockholder litigation, breakup fee and expense reimbursement provisions and other events or circumstances beyond the control of the party invoking the condition, (i) is reasonably likely to be consummated in accordance with its terms and (ii) if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the transaction contemplated by this Agreement; provided that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “100%” and any transaction described in clause (i) of the definition of Acquisition Proposal must result in a third party acquiring all of the outstanding shares of Common Stock or all or substantially all of the assets of the Company and its Subsidiaries taken as a whole.

“Tax” (including, with correlative meaning, the term “Taxes”) means all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, unclaimed property or escheat obligation, ad valorem, real or personal property, withholding, excise, production, value added, goods and services, transfer, license, occupation, premium, windfall profits, social security (or similar), registration, alternative or add-on minimum, estimated, occupancy and other taxes, duties, fees, charges or other assessments of any nature whatsoever, whether disputed or not, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Tax Return” means all returns and reports (including elections, declarations, disclosures, schedules, claims for refund, statements, estimates information returns and other similar documents) required to be supplied to a Tax authority relating to Taxes, including any attachment thereto, and including any amendment thereof.

“Termination Fee” means an amount equal to $5,000,000 if the Termination Fee becomes payable in connection with a termination by the Company pursuant to Section 7.3(a) to enter into an Alternative Acquisition Agreement with an Exempted Person with respect to a Superior Proposal, and means an amount equal to $12,500,000 in all other circumstances.

(b) Construction. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Terms defined in the text of this Agreement as having a particular meaning have such meaning throughout this Agreement, except as otherwise indicated in this Agreement. Each party here has or may have set forth information in its respective Disclosure Schedule in a section thereof that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a Disclosure Schedule to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement. The phrase “made available,” when used in reference to anything made available to Purchaser, Merger Sub or their Representatives, shall be deemed to mean uploaded to and made available to Purchaser, Merger Sub and their Representatives in the on-line data room hosted by Intralinks on behalf of the Company in the on-line workspace captioned Project Buckets or otherwise being in the possession of Parent, Merger Sub or any of their Representatives.

8.13. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

8.14. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties; provided that, prior to the Closing, Parent and Merger Sub may assign this Agreement (in whole but not in part) to any parties providing the Financing pursuant to the terms thereof for purposes of creating a security interest herein or otherwise assign as collateral in respect of such Financing. No assignment by any party hereto shall relieve such party of any of its obligations hereunder. Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and assigns.

8.15. Headings. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

8.16. Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

BWAY HOLDING COMPANY

By:	/S/ KENNETH M. ROESSLER
Name:	Kenneth M. Roessler
Title:	President and Chief Executive Officer

PICASSO PARENT COMPANY, INC.

By:	/S/ THOMAS S. SOULELES
Name:	Thomas S. Souleles
Title:	President

PICASSO MERGER SUB, INC.

By:	/S/ THOMAS S. SOULELES
Name:	Thomas S. Souleles
President